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Andrew J. Terry
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March 22, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C. 20549
(202) 942-1864

Attention:	Pamela Long Craig Slivka Tracey McKoy Alfred Parot
	Re:	Synagro Technologies, Inc. Registration Statement on Form S-1 File No.: 333-122351 Date Filed: January 28, 2005

Dear Ladies and Gentlemen:

        On behalf of Synagro Technologies, Inc., a Delaware corporation (the "Company") and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission, a complete copy (including certain exhibits not previously filed) of Amendment No. 1 to the above-captioned Registration Statement on Form S-1 ("Amendment No. 1"). A copy of Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T.

        This amendment reflects certain revisions to the Registration Statement, as originally filed with the Commission on January 28, 2005, in response to the comment letter sent to Mr. Robert C. Boucher, the Company's Chief Executive Officer and President, dated February 25, 2005 from the staff of the Commission (the "Staff"). In addition, Amendment No. 1 updates certain of the disclosure contained in the Registration Statement as originally filed in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

        We have referenced the appropriate page number of the prospectus contained in Amendment No. 1 in our responses contained herein. The numbered paragraphs below set forth the Staff's comments together with our responses. In addition, certain marked copies of Amendment No. 1 provided to the Staff via messenger have been marked to show changes from the Registration Statement as originally filed on January 28, 2005. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General:

        (1) Staff's comment:    Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

        Response:    We have revised our disclosure throughout the prospectus in response to the Staff's comment. See for example pages 4 and 5.

        (2) Staff's comment:    Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comment.

        Response:    In response to the Staff's comment, we have included in a CD-ROM and attached hereto as Exhibit A all pictures and graphics we intend to use for the inside cover pages of the prospectus.

        (3) Staff's comment:    Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

        Response:    We supplementally confirm to the Staff that prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

        (4) Staff's comment:    Exchange Act reports should be revised as appropriate in response to the comments in this letter.

        Response:    We supplementally confirm to the Staff that the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed on March 22, 2005, was prepared to address the comments in this letter.

        (5) Staff's comment:    Please disclose the information required by Items 201(a)(1)(iii) and 201(b)(l) of Regulation S-K.

        Response:    We have disclosed the information required by Items 201(a)(1)(iii) and 201(b)(l) of Regulation S-K on page 26 in response to the Staff's comment.

Summary, page 1

        (6) Staff's comment:    Consider and identify those aspects of the offering and your company that are most significant and highlight these points in plain, clear language. The summary should not, and is not required to repeat the detailed information in the prospectus. The detailed description of your business, competitive strengths, and strategy is unnecessary since you repeat them verbatim in Business section of the prospectus. Please refer to Item 503 of Regulation S-K and Release No. 33-7497.

        Response:    We have revised our disclosure throughout the summary section in response to the Staff's comment. Please see pages 1 and 2 of the Registration Statement.

        (7) Staff's comment:    Ensure that the information you include in your summary is balanced. For example, you cite recurring revenue and stable operating cash flow, attributable in part to staggered contract expirations, as a competitive strength, but you omit any discussion here about the fact that your largest contracts can be terminated upon notice by your top customers. To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.

        Response:    We have revised our disclosure in the summary section in response to the Staff's comment. Please see page 3 of the Registration Statement.

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Market and Industry Data: page i

        (8) Staff's comment:    Please remove the statement that some of the information in the prospectus may not be accurate. You are responsible for the accuracy of all of the disclosure in the prospectus. If specific information is based on your beliefs we will not object to a statement to that effect where the information appears.

        Response:    We have revised our disclosure on page i in response to the Staff's comment.

        (9) Staff's comment:    You cite research and analysis reports prepared by Informa Economics, Inc. as the source of some of the information in this prospectus. Please tell us supplementally whether Informa's information was prepared for you or for use in this prospectus, or whether it is widely and publicly available. Tell us whether Informa consented to your use of its information in this prospectus. We may have additional comments upon review of your response.

        Response:    We supplementally inform the Staff that Informa Economics, Inc. was in fact not a source of industry and market data included in the prospectus. Sources used include our own research, EPA studies and manuals and, in some cases, management estimates based on industry and other knowledge. Therefore, we have deleted all references to Informa Economics, Inc. in the prospectus.

Summary Historical and Pro Forma Financial Data, page 10

        (10) Staff's comment:    You state that you believe Adjusted EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness. If management uses EBITDA to evaluate liquidity, it should be reconciled to the most closely comparable GAAP measure of liquidity: cash flows from operating activities.

        Response:    We have revised our disclosure on page 11 in response to the Staff's comment, to include a reconciliation of net cash provided by operating activities to Adjusted EBITDA.

Risk Factors, page 14

        (11) Staff's comment:    Please do not include risks that are not currently material, or clarify why risks are currently material. For example, on page 16 you discuss the risk that you will not be able to refinance your new credit facility in 2010 or term loan in 2012, and on page 19, you discuss the risk that new environmental legislation could be enacted that would require you to obtain new permits that could adversely affect your business. These are just two examples of risks that do not appear to be currently material. Your risk factor section may contain other risks that should be removed or elaborated upon in response to this comment.

        Response:    We have revised our disclosure throughout the "Risk Factors" section in response to the Staff's comment. For example, please refer to pages 13 and 17 of the Registration Statement.

        (12) Staff's comment:    In the risk factor "Our organizational documents could limit another party's ability to acquire us..." on page 18, please briefly disclose the nature of the other provisions that could have an anti-takeover affect.

        Response:    We have revised our disclosure on pages 15 and 16 in response to the Staff's comment.

Use of Proceeds, page 27

        (13) Staff's comment:    Give the maturity date of the 9 1/2% notes you will repay with proceeds of this offering.

        Response:    We have revised our disclosure on page 25 in response to the Staff's comment.

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        (14) Staff's comment:    Identify the members of management who will receive proceeds of this offering, whether pursuant to option repurchases, transaction bonuses or otherwise, and state the amount that each person will receive. Please also explain how you will calculate the purchase price for the options. In this regard. it does not appear that any unexercised options held by named executive officers are in-the-money as of December 31, 2004.

        Response:    As of the date hereof, the Company has not determined the individual members of management who will receive a portion of the proceeds of the offering or the amounts to be received, whether through transaction bonuses or stock option repurchases. The Company will provide such information in its next amended Registration Statement, including an explanation of the purchase price calculation for options that will be repurchased in connection with the offering.

Dividend Policy and Restrictions, page 28

        (15) Staff's comment:    Please revise to disclose all omitted information in this section. Note that we may have additional substantive comments on the disclosure in this section once you have completed all missing information.

        Response:    We have revised our disclosure on pages 27 to 33 in response to the Staff's comment.

        (16) Staff's comment:    Please define the terms "base business capital expenditures," "ongoing capital expenditure program," "replacements, betterments and growth," "new facility capital expenditures," "capital expenditures on our base business," and "working capital requirements." Please clarify whether these terms are other ways of talking about working capital expenditures.

        Response:    We have revised our disclosure on page 27 in response to the Staff's comment.

        (17) Staff's comment:    The section should begin with a clear statement of the dividend policy, including the judgments made with regard to paying out a substantial portion of the cash generated by your business rather than retaining it. Please revise so that the substance of the last sentence in your first paragraph is your first sentence in this section.

        Response:    We have revised our disclosure on page 27 in response to the Staff's comment.

        (18) Staff's comment:    We note your statement in the second paragraph that you will retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. Please explain what you mean by growth opportunities that do not include new facilities. Also, please confirm that you have appropriately included in your tables any growth capital expenditures that will be funded out of cash.

        Response:    We have revised our disclosure on page 27 in response to the Staff's comment. We supplementally confirm to the Staff that we have appropriately included in our tables any growth capital expenditures that will be funded out of cash.

        (19) Staff's comment:    We also note your statements on page 32 that "[F]uture new facility capital expenditures will be financed with borrowings under the delayed draw term loan and the revolving credit facility." We also note your statement on page 30 that you expect new facility capital expenditures to be funded "in part" with borrowings. Please explain and revise your disclosure.

        Response:    We have revised our disclosure on pages 29 and 30 in response to the Staff's comment.

        (20) Staff's comment:    We note that the new facility capital expenditures of approximately $39.1 million will be funded in part with borrowings under the delayed draw term loan and therefore are not included in the table on page 30. Please disclose how you will fund the remainder of this new facility and clarity whether the entire $39.1 million is excluded from the table.

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        Response:    We have revised our disclosure on page 29 in response to the Staff's comment.

        (21) Staff's comment:    Please move the fifth paragraph which is your second bullet list, so that it immediately follows the first paragraph.

        Response:    We have revised our disclosure on page 27 in response to the Staff's comment.

        (22) Staff's comment:    Wherever you use the term "excess cash" please use a term such as "cash available to pay dividends."

        Response:    We have revised our disclosure in response to the Staff's comment. For example, please refer to pages 5 and 27 of the Registration Statement.

        (23) Staff's comment:    Include a clear statement on the first page of this section stating that you may have to access your credit facility to pay dividends. (See the paragraph on page 32 that begins with "Depending on the timing...")

        Response:    We have revised our disclosure on page 27 in response to the Staff's comment.

        (24) Staff's comment:    On page 30, it is not clear why you are presenting "estimated cash interest expenses" as a net amount.

        Response:    We have revised our disclosure in response to the Staff's comment. For example, please refer to page 29 of the Registration Statement.

        (25) Staff's comment:    Please include the word "pro forma" before "cash that would have been available to pay dividends" in your Pro Forma table.

        Response:    We have revised our disclosure on page 29 in response to the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

        (26) Staff's comment:    Please revise the Management's Discussion and Analysis section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations; rather than a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations. Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/intcrp/33-8350.htm.

        Response:    We have revised our disclosure in response to the Staff's comment. For example, please refer to pages 43 through 47 of the Registration Statement.

        (27) Staff's comment:    We note that accounts receivable and earnings in excess of billings as a percentage of quarterly sales has increased from 75% at December 31, 2003 to 84% at September 30, 2004. Please provide a discussion in your MD&A to include an explanation for the increase. Additionally, as part of your discussion, please address the adequacy of your allowance for doubtful accounts, as we note that your allowance has decreased while your accounts receivable has increased. Absent disclosure to the contrary, it is not clear whether there has either been an increase in credit risk or a change in your revenue recognition practices.

        Response:    We have included additional disclosure on page 46 in response to the Staff's comment.

        (28) Staff's comment:    We note your discussion regarding exposure to fluctuations in fuel costs. Please describe in the filing how you manage this risk. Such descriptions shall include, but not be

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limited to, a discussion of the objectives, general strategies, and instruments, if any, used to manage those exposures. Refer to Item 305 of Regulation S-K.

        Response:    We have revised our disclosure on page 43 in response to the Staff's comment.

Results of Operations for the Nine Month Periods Ended September 30, 2004 and 2003

        (29) Staff's comment:    We note that in the nine months ending September 30, 2004 versus the same period in 2003 gross profit increased $2.5 million or 5.1% as a result of the increased revenue, an improvement in land application, and cleanout operating margins. Please elaborate on how you achieved improved land application and cleanout operating margins.

        Response:    The MD&A section has been updated to include fiscal 2004 results of operations. Accordingly, we have included additional disclosure on pages 45 and 46 of the change in receivables and earnings in excess of billings at December 31, 2004 compared to December 31, 2003, in response to the Staff's comment.

        (30) Staff's comment:    We note that selling, general and administrative expenses as a percentage of revenues decreased to 7.3% in the first nine months of 2004 from 8.4% in the same period of 2003 and that this decrease as a percentage of revenues related to leverage of certain fixed administrative costs and a reduction in expenses attributed to cost reduction initiatives put in place in the fourth quarter of 2003. Please discuss this leverage of administrative costs and cost reduction initiatives in greater detail.

        Response:    MD&A has been updated to include fiscal 2004 results of operations. Accordingly, we have revised our disclosure on page 46 to explain the improvement in selling, general and administrative expenses and the cost reduction initiatives in greater detail in response to the Staff's comment.

Results of Operations for the Years Ended December 31, 2003 and 2002

        (31) Staff's comment:    We note that the increase in revenues in the year ended December 31, 2003 versus the same period in 2002 relates to increased volume from service and maintenance contracts and that approximately $6.2 million of the increase in revenue related to acquisitions. Please clarify how this increase stemmed from the acquisitions. Please also discuss any trends that are affecting your increase in revenue from service and maintenance contracts. We note that you enjoyed a significant increase in contract service revenues in the nine months ended September 2004 as compared to the nine months ended September 2003 as well.

        Response:    MD&A has been updated to include fiscal 2004 results of operations. Accordingly, we have revised our disclosure on page 45 to clarify the increase in revenues related to acquisitions in 2003 and to explain the increase in contract revenues in 2004 in response to the Staff's comment.

Liquidity and Capital Resources

Historical Cash Flows, page 49

        (32) Staff's comment:    We note that cash flows from operating activities increased by 72.7% for the nine months ended September 30, 2004 versus the same period in 2003 and that it primarily relates to increased net income and a reduction of cash required for working capital. Please elaborate on why less cash was needed for working capital.

        Response:    MD&A has been updated to include fiscal 2004 results of operations. Accordingly, we have revised our disclosure on page 48 to further explain changes in working capital in response to the Staff's comment.

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Debt Services Requirements, page 50

        (33) Staff's comment:    We note your statement that the closing of this offering is conditioned upon the closing of the new credit facility. We also note your statement on page 4 of the Summary that you will enter into this facility concurrently with the closing of this offering. Supplementally, please reconcile these statements and explain how this condition is consistent with the characterization of this offering as a firm commitment. We may have further comment upon your response and our review of the underwriting agreement.

        Response:    We advise the Staff that the offering and the entering into of the new credit facility are each conditioned on the completion of the other. In the event all other conditions precedent to the offering and new credit facility have been fulfilled each will close simultaneously with the offer. We also supplementally advise the Staff that the entering into of the new credit facility and the repurchase of the Company's 9 1/2% notes must occur prior to the payment of any dividends on the Company's common stock. We supplementally confirm to the Staff that this offering can be characterized as a "firm commitment." The Company and the selling stockholders will enter into an underwriting agreement with the representatives of the underwriters. Pursuant to the underwriting agreement, the underwriters are obligated to acquire all of the shares offered, subject to the completion of certain conditions precedent, including but not limited to, the delivery of customary certificates, opinions of counsel, accountants' comfort letters and the Company having entered into the new credit facility. Please refer to the initial draft of underwriting agreement supplementally provided to the staff as Exhibit C hereto. We will file the final form of underwriting agreement as an exhibit to our next amended registration statement, once the parties have had a chance to negotiate it and agree on its terms.

        (34) Staff's comment:    We note that in January, Moody's Investors Service downgraded your credit rating. Please discuss any impact this and any other credit ratings may have on your ability to service your debt and future cash flows.

        Response:    We have revised our disclosure on page 51 in response to the Staff's comment.

Revenue Recognition, page F-9

        (35) Staff's comment:    We note that you provide for losses in connection with long-term contracts. Please disclose the activity for each year an audited income statement is presented and discuss significant accruals or adjustments. Refer to Rule 12-09 of Regulation S-X for guidance.

        Response:    We have revised our disclosure on page F-10 in response to the Staff's comment.

Note 20—Condensed Consolidating Financial Statements, page F-43

        (36) Staff's comment:    We note that your intercompany long-term debt has a debit balance as of December 31, 2003. Please reclass this balance to be reflected as a non-current asset. Additionally, this comment is also applicable to your September 30, 2004 balance sheet that is presented on page F-66.

        Response:    We have revised our disclosure on pages F-37 and 38 in response to the Staff's comment.

        (37) Staff's comment:    We note that you disclose that each of the Guarantor Subsidiaries is ultimately wholly owned by the parent company and the guarantees are unconditional and joint and several. If true, please also disclose that this is a full guarantee. Refer to Rule 3-10 of Regulation S-X. Additionally, this comment is applicable to your disclosure in Note 11 on page F-65.

        Response:    We have revised our disclosure on pages F-18 and F-36 in response to the Staff's comment.

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Segment Disclosure

        (38) Staff's comment:    It is unclear how you determined that you have one reportable segment given the manner in which your operations are presented on your website. Please tell us how you determined your operating and reportable segments and provide the staff with the reports reviewed by your chief operating decision maker to make decisions. Refer to SFAS 131 for guidance.

        Response:    We have reviewed our segment analysis with our external auditors and concluded that we should restate our segment disclosure from one operating segment to three operating segments. Accordingly, we have revised the disclosure in the MD&A and Business sections and added footnote 20 on pages F-39 and F-40 which describes the restatement and includes the expended segment disclosure referenced herein. We have also added additional disclosure on pages 55 and 56.

        The Company has determined that its segment disclosures for 2003 and 2002 should be restated to expand its segment disclosure from one reporting segment as was originally reported in 2003 and 2002 to the three reporting segments that have been reported for 2004. Accordingly, the segment information presented in footnote 20 on pages F-39 and F-40 for 2003 and 2002 has been restated to conform to the 2004 presentation.

        The Company's Chief Operating Decision Maker ("CODM") is Robert C. Boucher, Jr. its Chief Executive Officer. The CODM evaluates operating results, assesses performance and allocates resources on a geographic basis, with the exception of the rail operations and the engineering, facilities, and development ("EFD") groups which are separately monitored. Accordingly, the Company now reports the results of its activities in three reporting segments: Residuals Management Operations, Rail Transportation, and EFD.

        Residuals Management Operations include the Company's business activities that are managed on a geographic basis in the Northeast, Central, South and West regions of the United States. These geographic areas have been aggregated and reported as a segment because they have similar economic characteristics, offer all of the Company's residuals management services, have a similar customer base and operate in a similar regulatory environment. Rail Transportation includes the transfer and rail haul of materials across several states where the material is typically either land applied or landfill disposed. Rail Transportation is a separate segment because it is monitored separately and because it only offers long-distance land application and disposal services to its customers. EFD includes construction management activities and start-up operations for certain new processing facilities as well as the marketing and sale of certain pellets and compost fertilizers. EFD is also a separate segment because it is monitored separately and because it only offers certain construction management, facility startup and product marketing services.

Adjusted EBITDA

        (39) Staff's comment:    We note that you use adjusted EBITDA based on requirements of your debt agreement. Please provide the staff with this agreement and clearly mark the section that allows you to exclude bad debt expense and reorganization costs from your calculation. If the agreement has been filed as an exhibit, please tell us the exhibit number and the section number to locate the information requested.

        Response:    We supplementally inform the Staff that the Fourth Amendment to the Third Amended and Restated Credit Agreement dated March 9, 2004, among Synagro Technologies, Inc., various financial institutions, and Bank of America, N.A. was filed as Exhibit 10.21 to the Company's Form 10-Q for the period ended March 31, 2004. Section 1.1(a) of that agreement permits the Company to exclude bad debt expense and reorganization costs from its EBITDA calculation.

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Business, page 60

        (40) Staff's comment:    Please clarify in this section the percentage of your revenue derived from recycling operations and that derived from product sales.

        Response:    We have revised our disclosure on page 57 in response to the Staff's comment.

Industry Overview, page 60

        (41) Staff's comment:    Please discuss the basis for your belief that the organic residuals industry is approximately $8 billion in size and will continue to grow at four to five percent annually over the next decade. Provide us supplementally with a copy of any data, studies or similar information that supports this statement.

        Response:    In response to the Staff's comment, we have attached hereto as Exhibit B a copy of a portion of the Environmental Protection Agency's study on municipal biosolids issued in September 1999. Pages 29 to 31 include information about growth that approximates 1 1/2% to 2% volume growth per year. Management has estimated the overall growth in the industry by combining the above volume growth with an assumed price growth related to overall inflation trends of approximately 2 1/2% to 3% in order to estimate the overall industry growth rate of 4 to 5%.

Our Competitive Strengths, page 63

        (42) Staff's comment:    Please provide a basis for your statement that you are one of the most experienced firms in treating wastewater residuals to meet the EPA's Class A standards.

        Response:    We have revised our disclosure on page 62 in response to the Staff's comment.

Our Business Strategy

Services and Operations, page 66

        (43) Staff's comment:    We note your statement that you "are the leader in marketing end-use wastewater residual products, such as compost and heat-dried pellets used for fertilizers, and, in 2003 we marketed approximately 56 percent of the heat-dried pellets produced in the United States." Please disclose the percentage of the market your other end-use wastewater residuals products represent. Please refer to Item 101(c)(x) of Regulation S-K.

        Response:    We have revised our disclosure on page 66 in response to the Staff's comment. We supplementally inform the staff that there are no studies or other information available to determine the percentage our other wastewater residual products represent, and that such percentage cannot be estimated by management with a reasonable degree of certainty.

        (44) Staff's comment:    We note your disclosure that "During the past several years. our engineers have developed and improved the BIO*FIX chemical formulations, and the material handing and instrumentation and control systems in concert with clients, federal and state regulators, consulting engineers and academic researchers." Please disclose, if material, the estimated amount spent during each of the last three fiscal years on research and development activities. Please refer to Item 101(c)(xi) of Regulation S-K.

        Response:    We supplementally confirm to the Staff that the amount spent during each of the last three fiscal years on research and development activities is not material.

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Contracts, page 69

        (45) Staff's comment:    We note your risk factor "A significant amount of our business comes from a limited number of customers and our revenue and profits could decrease significantly if we lost one or more of them as customers." Please identify this customer and any other customer that individually accounts for more than 10% of your revenue. Please see Item 101(c)(viii) of Regulation S-K.

        Response:    We have revised our disclosure on page 67 in response to the Staff's comment.

Competition, page 71

        (46) Staff's comment:    We note your statements that you are unaware of any other company that focuses exclusively on the management of wastewater residuals from a national perspective and that you have several direct competitors. In order to put your competitive position into perspective, please discuss your position in the industry by disclosing the percentage of the market you maintain for your various services and those of your major competitors. Discuss the degree of market fragmentation as well the barriers to entry or the lack thereof. Please refer to Item 101(c)(x) of Regulation S-K.

        Response:    We have revised our disclosure on page 69 in response to the Staff's comment. We supplementally inform the staff that there are no studies or other data available to determine the percentage of the market we maintain for our various services and those of our major competitors, and that such percentages cannot be estimated by management with a reasonable degree of certainty.

Federal, State and Local Government Regulation and Permitting Process, page 71

        (47) Staff's comment:    We note that you have developed plans to manage the risk of CERCLA liability, including training of operators, regular testing of the biosolids and the alkaline admixtures to be used in treatment methods and reviewing incineration and other permits held by the entities from which alkaline admixtures are obtained and that EPA regulations could increase your compliance costs. Please disclose any material estimated capital expenditures for environmental compliance for the remainder of your current fiscal year and succeeding fiscal year and for such further periods as you may deem material. Please refer to Item 101(c)(xii) of Regulation S-K.

        Response:    We supplementally confirm to the Staff that there have been no material capital expenditures for environmental compliance during fiscal 2004 and that no material capital expenditures for environmental compliance are expected for fiscal 2005.

Management, page 76

        (48) Staff's comment:    Please disclose the term of office for each of your officers and directors. Please refer to Item 401(a) and (b) of Regulation S-K.

        Response:    We have revised our disclosure on page 74 in response to the Staff's comment.

        (49) Staff's comment:    Please disclose whether any of the companies listed in the biographies of your officers and directors is a parent, subsidiary, or other affiliate of yours. Please refer to Item 401(b) of Regulation S-K.

        Response:    We have revised our disclosure on page 75 in response to the Staff's comment.

        (50) Staff's comment:    Please disclose the dates during which Mr. Boucher worked for Allied Waste Industries. Please refer to Item 401(e) of Regulation S-K.

        Response:    We have revised our disclosure on page 74 in response to the Staff's comment.

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        (51) Staff's comment:    Please disclose when Mr. Leung began working for Sanders Morris Harris, the Environmental Opportunities Fund, and the Environmental Review. Please refer to Item 401(e) of Regulation S-K.

        Response:    We have revised our disclosure on page 75 in response to the Staff's comment.

        (52) Staff's comment:    Please disclose the dates during which Mr. Meredith worked for the companies listed in his biography. Please refer to Item 401(e) of Regulation S-K.

        Response:    We have revised our disclosure on page 75 in response to the Staff's comment.

        (53) Staff's comment:    Please disclose when Mr. Sperzel worked at Alliant Exchange, Kao America. Inc., Andrews Jergens Company, and General Electric. Also, please disclose the principal business of Alliant Exchange, Kao America, and Jergens. Please refer to Item 401(e) of Regulation S-K.

        Response:    We have revised our disclosure on page 75 in response to the Staff's comment.

        (54) Staff's comment:    Please disclose the name of the private investment company and landfill and construction company that Mr. Tyler works for as well as the date he began working for each. Please disclose the date that Mr. Tyler began working for Bedford Capital. Please refer to Item 401(e) of Regulation S-K.

        Response:    We have revised our disclosure on page 75 in response to the Staff's comment.

Security Ownership of Certain Beneficial Owners and Management, page 82

        (55) Staff's comment:    Please disclose the information required by Item 507 of Regulation S-K.

        Response:    We have revised our disclosure on pages 81 and 82 in response to the Staff's comment.

Description of Certain Indebtedness

The New Credit Facility, page 85

        (56) Staff's comment:    Please disclose the interest rate(s) on your new credit facilities. Also, disclose all of the material financial covenants in the credit facilities in the filing.

        Response:    We have revised our disclosure on pages 82 and 83 in response to the Staff's comment.

Underwriting, page 96

        (57) Staff's comment:    Please tell us whether Banc of America Securities, LLC, Lehman Brothers, Inc., CIBC World Markets Corp., or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel of the Division of Corporation Finance.

        Response:    We supplementally inform the Staff that the members of the underwriting syndicate may deliver the preliminary prospectus and any amendments thereto to certain of their customers by posting electronic versions of those documents on a branded website. No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Commission

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in conformity with the Securities Act of 1933, as amended. The electronic version of the preliminary prospectus shall be identical to the copy filed with the Commission.

        In addition, electronic versions of the preliminary prospectus and any amendments thereto will only be made available to customers who have previously consented to receive such documents electronically. Documents delivered electronically will be in Adobe PDF format. These customers may also request a hard copy of the preliminary prospectus and any amendments thereto, and may revoke their consent to receive such documents electronically at any time. None of the members of the underwriting syndicate will accept indications of interest, offers to purchase or confirm sales electronically, and will only deliver hard copies of the final prospectus to their customers.

        Please note that the section of the S-1 entitled "Underwriting" contains on page 94 disclosure regarding the potential electronic distribution of the preliminary prospectus.

        In addition, we supplementally confirm to the Staff that if we become aware of any members of the underwriting syndicate that may engage in electronic offers, sales or distributions after we respond to this comment, we will promptly supplement our response to identify those members and provide the Staff with a description of their procedures

        (58) Staff's comment:    Please tell us whether you or the underwriters have any arrangements with a third party to host or access your registration statement on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or registration statement that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

        Response:    We supplementally inform the Staff that the representatives of the underwriters have advised us that they have no arrangement with any third party to host or access the preliminary prospectus on the Internet. While Banc of America Securities LLC expects to enter into an agreement with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of this agreement is not specifically to host or access the preliminary prospectus. The purpose of the Internet roadshow is to provide access to the roadshow to the institutional investors who cannot, or elect not to, attend the roadshow meetings in person. Banc of America Securities LLC understands that Net Roadshow, Inc. conducts Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated July 30, 1997, received from the Commission in connection with virtual roadshows. In accordance with such no-action letter, an electronic version of the preliminary prospectus identical to the copy filed with the Commission and distributed to the live attendees is required to be, and will be, made available on the Net Roadshow, Inc. website which is located at www.netroadshow.com.

        (59) Staff's comment:    If the company or the underwriters intend to engage in a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

        Response:    We supplementally confirm to the Staff that we will not engage in a directed share program in connection with the proposed offering.

12

Part II

Item 13. Other Expenses of Issuance and Distribution

        (60) Staff's comment:    Please provide the information required by Item 511 of Regulation S-K in your next amendment.

        Response:    We have revised our disclosure on page II-1 in response to the Staff's comment.

Item 15. Recent Sales of Unregistered Securities

        (61) Staff's comment:    Please state when you completed the exchange offer with the initial purchasers of the 9 1/2% Notes.

        Response:    We have revised our disclosure on page II-2 in response to the Staff's comment.

        (62) Staff's comment:    Please file the underwriting agreement and the legality opinion as exhibits to your next amendment. Note that we may have comments after we review these materials.

        Response:    We have filed the legality opinion as an exhibit to the Registration Statement in response to the Staff's comment. In addition, we supplementally provide the Staff with an initial draft underwriting agreement, attached hereto as Exhibit C. Please be advised that the parties have not had the opportunity to negotiate this agreement. Once the parties have agreed on the terms of the agreement, we will file the final form of underwriting agreement as an exhibit to our next amended registration statement.

* * * * *

        We hope that the foregoing has been responsive to the staff's comments. In accordance with Rule 461 of Regulation C, we would like the effective date of the Registration Statement to be accelerated as soon as possible. Accordingly, it would be greatly appreciated if you could advise the undersigned at the number below if the foregoing responses are acceptable or if any additional comments or questions will be forthcoming.

        The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of securities contemplated by its Registration Statement.

        Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2192.

Very truly yours,
/s/ Andrew J. Terry

13

Exhibit A

        [Pictures and graphics we intend to use for the inside cover of the prospectus, which were provided to the SEC pursuant to comment No. 2]

Exhibit B

	United States Environmental Protection Agency	Solid Waste and Emergency Response (5306W)	EPA530-R-99-009 September 1999 www.epa.gov

EPA	Biosolids Generation, Use, and Disposal in The United States

[EPA's study cover page graphics]

Section Four

Trends and Projections for
Biosolids Generation, Use, and
Disposal

  A variety of factors have influenced biosolids generation and use over the years. Advancements in wastewater and biosolids treatment technologies, including wastewater pretreatment, pollution prevention programs, and population growth, have resulted in increased volumes of higher quality biosolids (Stehouwer and Wolf, 1998). Increases in biosolids amounts and improvements in quality are only part of the story, however. Federal and state regulations and guidance, in particular the Part 503 Biosolids Rule, have encouraged recycling and use of biosolids rather than disposal.* Additionally, a number of factors have contributed to increased biosolids use (see Section Five). These factors include outreach and marketing efforts, high costs for disposal of biosolids in some locations, bans on disposal of biosolids in landfills (such as in New Jersey), landfill capacity concerns, closures of landfills following implementation of landfill regulations, bans of yard trimmings in landfills, and continuing research into the safe beneficial use of biosolids. In some areas of the country, however, biosolids use has temporarily decreased. In those areas, landfill costs are relatively low because of the presence of very large landfills (megafills). This situation is causing some beneficial use operations to begin landfilling their biosolids. It is not yet clear, however, whether this factor will affect the overall trend away from disposal of biosolids. This section presents a summary of these and other factors affecting current trends in biosolids management and includes specific projections for biosolids generation, use, and disposal through 2010.

  *  Three federal beneficial use policies have had an important influence. See U.S. EPA, FDA and USDA 1981; Federal Register, Vol. 49, No. 114, pp. 24358-59, July 12, 1984; and Federal Register, Vol. 50, No. 138, pp. 33186-8B, July 10, 1991.

4.1
Generation

  The U.S. population and the population served by municipal sewers have increased dramatically over the past 20 years. These increases have contributed to an increase in the volume of biosolids produced since 1972 (nearly a 50 percent increase; see Section Two). As population levels continue to increase, we expect the generation of biosolids to increase (Bastian, 1997).

  Moreover, during the past 20 years, POTWs increasingly have been treating wastewater at more advanced levels. By 1988, over 75 percent of the U.S. population was served by POTWs providing secondary wastewater treatment as mandated by the Clean Water Act. By 1996, this figure had increased to over 90 percent (U.S. EPA Needs Surveys, 1988 to 1996). Also, some secondary wastewater treatment methods can produce additional amounts of biosolids over that generated by primary treatment alone. The total amount of biosolids produced annually has increased at a somewhat greater rate than the increased U.S. population being served by sewers (see Appendix calculations and projections). These increases in quantity have been accompanied by improved environmental quality of biosolids due to the greater prevalence of pretreatment and pollution prevention programs undertaken by industrial wastewater generators. The physical quality of biosolids also has improved because of advanced mechanical dewatering equipment, automated process control systems, aeration systems, and odor control systems. New technologies such as these have allowed for lower water content, less odor, and easier handling of biosolids.

29

  The trends in wastewater flow increases during 1986 to 1996 show an average of a 4 percent per year decrease in wastewater flow at POTWs using only primary treatment, while wastewater flow at POTWs using secondary or higher levels of treatment has increased about 2 percent per year (see the Appendix). Assuming that these trends will continue into the future, and using the same methodology used to estimate 1998 biosolids generation, the expected biosolids generation amounts in 2000, 2005 and 2010 are shown in Table 4-1 and Figure 4-1 (see the Appendix for methodology). Future biosolids production is expected to increase from 6.9 million dry tons in 1998 to 7.1 million dry tons in 2000, 7.6 million dry tons in 2005, and 8.2 million dry tons in 2010. This represents a 19 percent increase from 1998 to 2010. These increases are largely due to anticipated increases in population served and, to a lesser extent, the increase in POTWs using secondary treatment and the subsequent slight increases in quantities of biosolids produced.

  Table 4-1
  Projections of Biosolids Generation for Use
  or Disposal in 2000, 2005, and 2010

Year	Total (million U.S. dry tons)
1998	6.9
2000	7.1
2005	7.6
2010	8.2

Source: See Appendix A.5.

30

  Figure 4-1
  Projections of Biosolids Generation for Use
  or Disposal in 2000, 2005, and 2010

[Bar Graph Appears Here]

4.2
Use and Disposal

  The following sections discuss general trends in use and disposal that are expected to continue into the future.

  4.2.1    Use Trends

  Just as the generation of biosolids has increased over the past 20 years, so has the use of biosolids. There are three major reasons for this increase. First, regulatory influences on both the federal and state levels have encouraged the beneficial use of biosolids, either directly through guidance and federal policies on beneficial use or indirectly because of stringent and higher-cost requirements for disposal practices (e.g., incineration and landfilling). Second, better biosolids research and technology also have helped alleviate public concern regarding the human health and environmental impacts of biosolids. Third, outreach, education, and marketing efforts have been improving public perceptions in some

31

Exhibit C

Synagro Technologies, Inc.

[ ] Shares
Common Stock
UNDERWRITING AGREEMENT
dated [ ], 2005

Banc of America Securities LLC Lehman Brothers Inc. CIBC World Markets Corp.

Underwriting Agreement

[                        ], 2005

BANC OF AMERICA SECURITIES LLC
LEHMAN BROTHERS INC.
CIBC WORLD MARKETS CORP.
    As Representatives of the several Underwriters
c/o BANC OF AMERICA SECURITIES LLC
9 West 57th Street
New York, NY 10019

Ladies and Gentlemen:

        Introductory.    Synagro Technologies, Inc., a Delaware corporation (the "Company"), proposes to issue and sell to the several underwriters named in Schedule A (the "Underwriters") an aggregate of [            ] shares of its Common Stock, par value $0.002 per share (the "Common Stock"); and the stockholders of the Company named in Schedule B (collectively, the "Selling Stockholders") severally propose to sell to the Underwriters an aggregate of [            ] shares of Common Stock. The [            ] shares of Common Stock to be sold by the Company and the [            ] shares of Common Stock to be sold by the Selling Stockholders are collectively called the "Firm Shares." In addition, the Company has granted to the Underwriters an option to purchase up to an additional [            ] shares of Common Stock and the Selling Stockholders have severally granted to the Underwriters an option to purchase up to an additional [            ] shares of Common Stock, each Selling Stockholder selling up to the amount set forth opposite such Selling Stockholder's name in Schedule B, all as provided in Section 2. The additional [            ] shares to be sold by the Company and the additional [            ] shares to be sold by the Selling Stockholders pursuant to such option are collectively called the "Optional Shares." The Firm Shares and, if and to the extent such option is exercised, the Optional Shares are collectively called the "Shares." Banc of America Securities LLC ("BAS"), Lehman Brothers Inc. ("Lehman Brothers") and CIBC World Markets Corp. have agreed to act as representatives of the several Underwriters (in such capacity, the "Representatives") in connection with the offering and sale of the Shares.

        Prior to the First Closing Date (as defined herein) all of the Company's shares of preferred stock will be converted into shares of Common Stock. Concurrently with the offering of the Shares, the Company will enter into a new senior secured credit facility (the "New Credit Facility") as described in the Prospectus under "Use of Proceeds" and "Description of Certain Indebtedness." In addition, the Company has entered into a dealer manager agreement (the "Dealer Manager Agreement") with BAS and Lehman Brothers and will consummate the tender offer and consent solicitation for the Company's 9 1/2% Senior Subordinated Notes due 2009 (the "Notes") concurrently with the offering of the Shares.

        The Company and each of the Selling Stockholders hereby confirm their respective agreements with the Underwriters as follows:

        Section 1. A.    Representations and Warranties of the Company.    The Company represents, warrants and covenants to each Underwriter as follows:

          (a)    Registration Statement and Prospectus.    The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (File No. 333-122351), which contains a form of prospectus to be used in connection with the public offering and sale of the Shares. Such registration statement, as amended, including the financial statements, exhibits and schedules thereto, in the form in which it was declared effective by the Commission under the Securities Act of 1933 and the rules and regulations promulgated thereunder (collectively, the "Securities Act"), including any information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430A or Rule 434 under the Securities Act, is called the "Registration Statement." Any registration statement filed by the Company pursuant to Rule 462(b) under the Securities Act is called the "Rule 462(b) Registration Statement," and from and after the date and time of filing of the Rule 462(b) Registration Statement the term "Registration Statement" shall include the Rule 462(b) Registration Statement. Any preliminary prospectus included in the Registration Statement or filed with the Commission pursuant to Rule 424(a) under the Securities Act is called a "Preliminary Prospectus." The prospectus, in the form first used by the Underwriters to confirm sales of the Shares, is called the "Prospectus." All references in this Agreement to the Registration Statement, the Rule 462(b) Registration Statement, a Preliminary Prospectus, the Prospectus, or any amendments or supplements to any of the foregoing, shall include any copy thereof filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

          (b)    Compliance with Registration Requirements.    The Registration Statement and any Rule 462(b) Registration Statement have been declared effective by the Commission under the Securities Act. The Company has complied to the Commission's satisfaction with all requests of the Commission for additional or supplemental information. No stop order suspending the effectiveness of the Registration Statement or any Rule 462(b) Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission.

          Each Preliminary Prospectus and the Prospectus when filed complied in all material respects with the Securities Act and, if filed by electronic transmission pursuant to EDGAR (except as may be permitted by Regulation S-T under the Securities Act), was identical to the copy thereof delivered to the Underwriters for use in connection with the offer and sale of the Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at all subsequent times, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Preliminary Prospectus, as of its date, and the Prospectus, as amended or supplemented, as of its date and at all subsequent times, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Registration Statement, or any post-effective amendment thereto, or the Preliminary Prospectus or the Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by the Representatives expressly for use therein. There are no contracts or other documents required to be described in the Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

          (c)    Offering Materials Furnished to Underwriters.    The Company has delivered to each Representative one complete manually signed copy of the Registration Statement and of each consent and certificate of experts filed as a part thereof, and conformed copies of the Registration Statement (without exhibits) and Preliminary Prospectuses and the Prospectus, as amended or supplemented, in such quantities and at such places as the Representatives have reasonably requested for each of the Underwriters.

          (d)    Distribution of Offering Material By the Company.    The Company has not distributed and will not distribute, prior to the later of the Subsequent Closing Date (as defined below) and the completion of the Underwriters' distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than a Preliminary Prospectus, the Prospectus or the Registration Statement.

          (e)    The Underwriting Agreement.    This Agreement has been duly authorized, executed and delivered by the Company.

          (f)    The Dealer Manager Agreement.    The Dealer Manager Agreement has been duly authorized, executed and delivered by the Company.

          (g)    Authorization of the Shares.    The Shares to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement, will be validly issued, fully paid and nonassessable.

          (h)    No Applicable Registration or Other Similar Rights.    There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, other than the Selling Stockholders with respect to the Shares included in the Registration Statement, except for such rights as have been duly waived.

          (i)    No Material Adverse Change.    Except as otherwise disclosed in the Prospectus, subsequent to the respective dates as of which information is given in the Prospectus: (i) there has been no material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the condition, financial or otherwise, or in the earnings, business, operations or prospects, whether or not arising from transactions in the ordinary course of business, of the Company and its subsidiaries, considered as one entity (any such change is called a "Material Adverse Change"); (ii) the Company and its subsidiaries, considered as one entity, have not incurred any material liability or obligation, indirect, direct or contingent, nor entered into any material transaction or agreement; and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company or, except for dividends paid to the Company or other subsidiaries, any of its subsidiaries on any class of capital stock or repurchase or redemption by the Company or any of its subsidiaries of any class of capital stock.

          (j)    Independent Accountants.    PricewaterhouseCoopers LLP, who have expressed their opinion with respect to the financial statements (which term as used in this Agreement includes the related notes thereto) filed with the Commission as a part of the Registration Statement and included in the Prospectus, are independent public or certified public accountants as required by the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder (collectively, the "Exchange Act").

          (k)    Preparation of the Financial Statements.    The financial statements filed with the Commission as a part of the Registration Statement and included in the Prospectus present fairly the consolidated financial position of the Company and its subsidiaries as of and at the dates indicated and the results of their operations and cash flows for the periods specified. Such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods involved, except as may be expressly stated in the related notes thereto. No other financial statements or supporting schedules are required to be included in the Registration Statement. The financial data set forth in the Prospectus under the captions "Prospectus Summary—Summary Historical and Pro Forma Financial Data," "Selected Financial Data" and "Capitalization" fairly present the information set forth therein on a basis consistent with that of the audited financial statements contained in the Registration Statement. The Company and its subsidiaries have no material contingent obligations that are not disclosed in the Company's financial statements in the Registration Statement and the Prospectus.

          The pro forma financial statements of the Company and its subsidiaries and the related notes thereto included under the caption "Prospectus Summary—Summary Historical and Pro Forma Financial Data," "Unaudited Pro Forma Financial Data," and elsewhere in the Prospectus and in the Registration Statement present fairly the information contained therein, have been prepared in accordance with the Commission's rules and guidelines with respect to pro forma financial statements and have been properly presented on the basis described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein.

          (l)    Incorporation and Good Standing of the Company and its Subsidiaries.    Each of the Company and its subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and, in the case of the Company, to enter into and perform its obligations under this Agreement, the Dealer Manager Agreement and the New Credit Facility. Each of the Company and each subsidiary is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except for such jurisdictions where the failure to so qualify or to be in good standing would not, individually or in the aggregate, result in a Material Adverse Change. All of the issued and outstanding capital stock of each subsidiary has been duly authorized and validly issued, is fully paid and nonassessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim. The Company does not own or control, directly or indirectly, any corporation, association or other entity other than the subsidiaries listed in Exhibit 21 of the Registration Statement.

          (m)    Capitalization and Other Capital Stock Matters.    The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus under the caption "Capitalization" (other than for subsequent issuances, if any, pursuant to employee benefit plans described in the Prospectus or upon exercise of outstanding options or warrants described in the Prospectus). The Common Stock (including the Shares) conforms in all material respects to the description thereof contained in the Prospectus. All of the issued and outstanding shares of Common Stock (including the shares of Common Stock owned by Selling Stockholders) have been duly authorized and validly issued, are fully paid and nonassessable and have been issued in compliance with federal and state securities laws. None of the outstanding shares of Common Stock were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Company or any of its subsidiaries other than those accurately described in the Prospectus. The description of the Company's stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Prospectus accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options and rights.

          (n)    The Transactions.    All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of the conversion of all of the Company's shares of preferred stock into shares of Common Stock and the consummation of the tender offer and consent solicitation for the Notes as described in the Prospectus under "Summary—The Transactions."

          (o)    Listing.    The Shares have been approved for listing on the Nasdaq National Market.

          (p)    Non-Contravention of Existing Instruments; No Further Authorizations or Approvals Required.    Neither the Company nor any of its subsidiaries is in violation of (i) its charter or by-laws or is in default (or, with the giving of notice or lapse of time, would be in default) ("Default") under any indenture, mortgage, loan or credit agreement, note, contract, franchise, lease or other instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound (including, without limitation, the Notes or the related indenture (the "Indenture"), dated as of April 17, 2002, by and among the Company, certain Guarantors of the Company and Wells Fargo Bank Minnesota, National Association, as trustee, and the revolving loans and letters of credit under the Third Amended and Restated Credit Agreement, dated as of April 8, 2002, by and among the Company, Bank of America, N.A. and various financial institutions), or to which any of the property or assets of the Company or any of its subsidiaries is subject (each, an "Existing Instrument") or (ii) any law, rule or regulation, or any order of any court or of any other governmental agency or instrumentality having jurisdiction over the Company or any of its subsidiaries or affiliates or any of its or their respective properties or assets. The Company's execution, delivery and performance of this Agreement, the Dealer Manager Agreement, the New Credit Facility and consummation of the transactions contemplated hereby, thereby and by the Prospectus (including, without limitation, the conversion of all of the Company's shares of preferred stock into shares of Common Stock and the consummation of the tender offer and consent solicitation for the Notes) (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary, (ii) will not conflict with or constitute a breach of, or Default or a Debt Repayment Triggering Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument and (iii) will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any subsidiary. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency, is required for the Company's execution, delivery and performance of this Agreement, the Dealer Manager Agreement, the New Credit Facility and consummation of the transactions contemplated hereby, thereby and by the Prospectus (including, without limitation, the conversion of all of the Company's shares of preferred stock into shares of Common Stock and the consummation of the tender offer and consent solicitation for the Notes), except such as have been obtained or made by the Company and are in full force and effect under the Securities Act, applicable state securities or blue sky laws and from the NASD, Inc. (the "NASD"). As used herein, a "Debt Repayment Triggering Event" means any event or condition which gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its subsidiaries.

          (q)    No Material Actions or Proceedings.    Except as otherwise disclosed in the Prospectus, there are no legal or governmental actions, suits or proceedings pending or, to the best of the Company's knowledge, threatened (i) against or affecting the Company or any of its subsidiaries, (ii) which has as the subject thereof any officer or director of, or property owned or leased by, the Company or any of its subsidiaries or (iii) relating to environmental or discrimination matters, where in any such case (A) there is a reasonable possibility that such action, suit or proceeding might be determined adversely to the Company or such subsidiary and (B) any such action, suit or proceeding, if so determined adversely, would reasonably be expected to result in a Material Adverse Change or adversely affect the consummation of the transactions contemplated by this Agreement. Except as disclosed in the Prospectus, there are no past or present actions or conditions, including without limitation the release or threatened release of any Materials of Environmental Concern (as defined below) or any legal proceeding or any unsatisfied condition in an Environmental Permit (as defined below) that would reasonably be expected to allow material modification or revocation thereof, that are reasonably likely to form the basis of any such claim against the Company or any of its subsidiaries which, if adversely determined, individually or in the aggregate would reasonably be expected to result in a Material Adverse Change. No material labor dispute with the employees of the Company or any of its subsidiaries, or with the employees of any principal supplier of the Company, exists or, to the best of the Company's knowledge, is threatened or imminent.

          (r)    Intellectual Property Rights.    The Company and its subsidiaries own or possess sufficient trademarks, trade names, patent rights, copyrights, domain names, licenses, approvals, trade secrets and other similar rights (collectively, "Intellectual Property Rights") reasonably necessary to conduct their businesses as now conducted; and the expected expiration of any of such Intellectual Property Rights would not result in a Material Adverse Change. Neither the Company nor any of its subsidiaries has received any notice of infringement or conflict with asserted Intellectual Property Rights of others, which infringement or conflict, if the subject of an unfavorable decision, would result in a Material Adverse Change. The Company is not a party to or bound by any options, licenses or agreements with respect to the Intellectual Property Rights of any other person or entity that are required to be set forth in the Prospectus and are not described in all material respects. None of the technology employed by the Company has been obtained or is being used by the Company in violation of any contractual obligation binding on the Company or, to the Company's knowledge, any of its officers, directors or employees or otherwise in violation of the rights of any persons.

          (s)    All Necessary Permits, etc.    The Company and each subsidiary possess such valid and current certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct their respective businesses, and neither the Company nor any subsidiary has received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, could result in a Material Adverse Change.

          (t)    Title to Properties.    The Company and each of its subsidiaries has good and marketable title to all the properties and assets reflected as owned in the financial statements referred to in Section 1(A)(i) above, in each case free and clear of any security interests, mortgages, liens, encumbrances, equities, claims and other defects, except such as do not materially and adversely affect the value of such property and do not materially interfere with the use made or proposed to be made of such property by the Company or such subsidiary. The real property, improvements, equipment and personal property held under lease by the Company or any subsidiary are held under valid and enforceable leases, with such exceptions as are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company or such subsidiary.

          (u)    Tax Law Compliance.    The Company and its subsidiaries have filed all necessary federal, state and foreign income and franchise tax returns and have paid all taxes required to be paid by any of them and, if due and payable, any related or similar assessment, fine or penalty levied against any of them. The Company has made adequate charges, accruals and reserves in the applicable financial statements referred to in Section 1(A)(k) above in respect of all federal, state and foreign income and franchise taxes for all periods as to which the tax liability of the Company or any of its subsidiaries has not been finally determined.

          (v)    Additional Tax Law Requirements.    There are no transfer taxes or other similar fees or charges under federal law or the laws of any state, or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Shares. There are no tax audits or investigations pending, which if adversely determined would have individually or in the aggregate a Material Adverse Change, nor are there any material proposed additional tax assessments against the Company or any of its subsidiaries which would have individually or in the aggregate a Material Adverse Change.

          (w)    Company Not an "Investment Company."    The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Company is not, and after receipt of payment for the Shares, consummation of the transactions as described in the Prospectus under "Summary—The Transactions" and application of the proceeds as described in the Prospectus under "Use of Proceeds" will not be, an "investment company" within the meaning of the Investment Company Act and will conduct its business in a manner so that it will not become subject to the Investment Company Act.

          (x)    Insurance.    Each of the Company and its subsidiaries are insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. The Company has no reason to believe that it or any subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither of the Company nor any subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

          (y)    No Price Stabilization or Manipulation.    The Company has not taken and will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Shares. The Company acknowledges that the Underwriters may engage in passive market making transactions in the Shares on the Nasdaq National Market in accordance with Regulation M under the Exchange Act.

          (z)    Related Party Transactions.    No business or commercial relationship or transaction, direct or indirect, exists between or among the Company or any of its affiliates on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its affiliates on the other hand which is required to be described in the Prospectus, which is not so described pursuant to Regulation S-K of the Commission.

          (aa)    Internal Controls and Procedures.    The Company maintains (i) effective internal control over financial reporting as defined in Rule 13a-15 under the Exchange Act and (ii) a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management's general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (C) access to assets is permitted only in accordance with management's general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

          (bb)    No Material Weakness in Internal Controls.    Except as disclosed in the Prospectus, since the end of the Company's most recent audited fiscal year, there has been (i) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (ii) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

          (cc)    No Unlawful Contributions or Other Payments.    Neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any employee or agent of the Company or any subsidiary, has made any contribution or other payment to any official of, or candidate for, any federal, state or foreign office in violation of any law or of the character required to be disclosed in the Prospectus.

          (dd)    No Conflict with Money Laundering Laws.    The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

          (ee)    No Conflict with OFAC Laws.    Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds, to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

          (ff)    Compliance with Environmental Laws.    Except as otherwise disclosed in the Prospectus or as would not, individually or in the aggregate, result in a Material Adverse Change (i) neither the Company nor any of its subsidiaries is in violation of any federal, state, local or foreign law or regulation relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including without limitation, laws and regulations relating to the use and disposal of sewage sludge or biosolids, emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous, dangerous, toxic, biohazardous or infectious substances, materials, constituents or wastes or toxins, viruses, infectious disease agents, or pathogens, petroleum and petroleum products and their breakdown constituents, or any other substance exhibiting a hazardous waste characteristic including without limitation corrosivity, ignitability, toxicity, or reactivity, whether solid, gaseous or liquid in nature (collectively, "Materials of Environmental Concern"), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environment Concern (collectively, "Environmental Laws"), which violation includes, but is not limited to, noncompliance with any permits, licenses, registrations or other governmental authorizations (collectively, "Environmental Permits") required for the operation of the business of the Company or its subsidiaries under applicable Environmental Laws, or noncompliance with the terms and conditions thereof, nor has the Company or any of its subsidiaries received any written communication, whether from a governmental authority, citizens group, employee or otherwise, that alleges that the Company or any of its subsidiaries is in violation of any Environmental Law; (ii) there is no claim, action or cause of action filed with a court or governmental authority, no investigation with respect to which the Company has received written notice, and no written notice by any person or entity alleging potential liability for investigatory costs, cleanup costs, governmental responses costs, natural resources damages, property damages, personal injuries, attorneys' fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any Material of Environmental Concern at any location owned, leased or operated by the Company or any of its subsidiaries, now or in the past (collectively, "Environmental Claims"), pending or, to the best of the Company's knowledge, threatened against the Company or any of its subsidiaries or any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has retained or assumed either contractually or by operation of law; (iii) there are currently no, and are no foreseeable, material expenditures payable by the Company or by any of its subsidiaries, in order to maintain any

  Environmental Permit, comply with Environmental Laws or remediate, clean up, abate or remove any Material of Environmental Concern on any real property currently or formerly owned, operated or leased by any of them; and (iv) to the best of the Company's knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that reasonably could result in a violation of any Environmental Law or form the basis of a potential Environmental Claim against the Company or any of its subsidiaries or against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has retained or assumed either contractually or by operation of law.

          (gg)    Periodic Review of Costs of Environmental Compliance.    In the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review and the amount of its established reserves, the Company has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, result in a Material Adverse Change.

          (hh)    ERISA Compliance.    The Company and its subsidiaries and any "employee benefit plan" (as defined under the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, "ERISA")) established or maintained by the Company, its subsidiaries or their "ERISA Affiliates" (as defined below) are in compliance in all material respects with ERISA. "ERISA Affiliate" means, with respect to the Company or a subsidiary, any member of any group of organizations described in Sections 414(b),(c),(m) or (o) of the Internal Revenue Code of 1986, as amended, and the regulations and published interpretations thereunder (the "Code") of which the Company or such subsidiary is a member. No "reportable event" (as defined under ERISA) has occurred or is reasonably expected to occur with respect to any "employee benefit plan" established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates. No "employee benefit plan" established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates, if such "employee benefit plan" were terminated, would have any "amount of unfunded benefit liabilities" (as defined under ERISA). Neither the Company, its subsidiaries nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "employee benefit plan" or (ii) Sections 412, 4971, 4975 or 4980B of the Code. Each "employee benefit plan" established or maintained by the Company, its subsidiaries or any of their ERISA Affiliates that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification.

          (ii)    New Credit Facility.    The Company has all requisite power and authority to execute, deliver and perform its obligations under the New Credit Facility. The New Credit Facility has been duly and validly authorized by the Company and when executed and delivered by the Company (assuming the due authorization, execution and delivery by the other parties thereto other than the Company), will constitute valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the rights of creditors generally, and subject to general principles of equity. The New Credit Facility conforms in all material respects to the description thereof in the Registration Statement and the Prospectus.

          (jj)    Brokers.    There is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement.

          (kk)    No Outstanding Loans or Other Indebtedness.    There are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company or any of its subsidiaries to or for the benefit of any of the officers or directors of the Company or any of the members of any of them, except as disclosed in the Prospectus.

          (ll)    Compliance with Laws.    The Company has not been advised, and has no reason to believe, that it and each of its subsidiaries are not conducting business in compliance with all applicable laws, rules and regulations of the jurisdictions in which it is conducting business, except where failure to be so in compliance would not result in a Material Adverse Change.

          (mm)    NASD.    To the Company's knowledge, there are no affiliations or associations between any member of the NASD and any of the Company's officers, directors or 5% or greater security holders, except as set forth in the Registration Statement.

          (nn)    Industry Data.    The market-related and customer-related data and estimates and other industry-related data included in the Preliminary Prospectus and the Prospectus are based on or derived from sources which the Company believes to be reliable and accurate.

          (oo)    No Interest Other Than in Subsidiaries.    Other than the subsidiaries, the Company does not own, directly or indirectly, any shares of capital stock and does not have any other equity or ownership or proprietary interest in any corporation, partnership, association, trust, limited liability company, joint venture or other entity.

          (pp)    No Termination of Contracts.    Neither the Company nor any of its subsidiaries has sent or received any notice indicating the termination of or intention to terminate any of the contracts or agreements referred to or described in the Registration Statement or the Prospectus, or filed as an exhibit to the Registration Statement, and no such termination has been threatened by the Company, any subsidiary or any other party to any such contract or agreement.

          (qq)    No Sale or Issuance of Common Stock.    Except as described in the Registration Statement and the Prospectus, the Company has not sold or issued any shares of Common Stock during the six-month period preceding the date of the Prospectus, including any sales pursuant to Rule 144A under, or Regulation D or Regulation S of, the Securities Act.

          (rr)    Forward-Looking Information.    The information contained in the Registration Statement and the Prospectus regarding the Company's expectations, plans and intentions, and any other information that constitutes "forward-looking" information within the meaning of the Securities Act and the Exchange Act were made by the Company on a reasonable basis and reflect the Company's good faith belief and/or estimate of the matters described therein.

          (ss)    Dividend Policy and Restrictions.    The statements (including the assumptions described therein) included in the Registration Statement and the Prospectus under the caption "Dividend Policy and Restrictions" (i) are within the coverage of Rule 175(b) under the Securities Act to the extent such data constitute forward-looking statements as defined in Rule 175(c), (ii) were made by the Company with a reasonable basis and reflect the Company's good faith estimate of the matters described therein and (iii) are based upon the Company's assessment and analysis of all material factors it deems relevant and the application of assumptions which it deems reasonable after due and proper consideration of relevant facts.

          (tt)    Backlog.    The information contained under the caption "Business—Backlog" in the Prospectus is true and correct.

          (uu)    No Violation of Regulation G, T, U or X.    The Company has not taken or will not take any action that would cause this Agreement or the issuance or sale of the Shares to violate Regulation G, T, U or X of the Board of Governors of the Federal Reserve System, in each case as in effect, or as the same may hereafter be in effect, on the First Closing Date and the Subsequent Closing Date, if any.

          (vv)    No Insolvency.    Immediately after the consummation of the transactions contemplated by this Agreement, the Dealer Manager Agreement and the New Credit Facility, the fair value and present fair saleable value of the assets of the Company and its subsidiaries taken as a whole will exceed its stated liabilities (including contingent, subordinated, unmatured and unliquidated liabilities); and the Company and its subsidiaries taken as a whole is not, nor will it be, after giving effect to the execution, delivery and performance of this Agreement, the Dealer Manager Agreement and the New Credit Facility and the consummation of the transactions contemplated hereby and thereby, left with unreasonably small capital with which to carry on its business as it is proposed to be conducted, unable to pay its debts (contingent or otherwise) as they mature, or otherwise insolvent.

          (ww)    Criminal or Bankruptcy Proceedings.    To the knowledge of the Company, after due inquiry, none of the directors or officers or shareholders of the Company listed under "Security Ownership of Certain Beneficial Owners and Management" in the Prospectus is or has ever been subject to prior criminal or bankruptcy proceedings in the United States or elsewhere.

          (xx)    Sarbanes-Oxley Act Compliance.    The Company is and, on the First Closing Date and the Subsequent Closing Date, if any, will be, in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 that are effective and is actively taking steps to ensure that it will be in compliance with other applicable provisions of the Sarbanes-Oxley Act of 2002 upon the effectiveness of such provisions.

          (yy)    Description of Laws and Documents.    The statements in the Prospectus under the captions "Summary—The Transactions," "Summary—The Offering," "Risk Factors—Risks Relating to the Offering," "Risk Factors—Risks Relating to Our Business and the Industry," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," "Business—Industry Overview," "Business—Federal, State and Local Government Regulation," "Business—Permitting Process," "Business—Patents and Proprietary Rights," "Business—Legal Proceedings," "Management—Employment Agreements," "Certain Relationships and Related Transactions," "Description of Certain Indebtedness," "Description of Capital Stock," "Shares Eligible for Future Sale," "Material United States Federal Income Tax Considerations" and "Underwriting," insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate in all material respects.

          (zz)    Registration and Quotation of Common Stock.    The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or listing of the Common Stock on the Nasdaq Market, except as described in the Prospectus with respect to the application to list the Common Stock on the Nasdaq National Market, nor has the Company received any notification that the Commission or the Nasdaq Market is contemplating terminating such registration or quotation.

        Any certificate signed by an officer of the Company and delivered to the Representatives or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters set forth therein.

        The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 5 hereof, counsel to the Company and counsel to the Underwriters, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

        B.    Representations and Warranties of the Selling Stockholders.    Each Selling Stockholder represents, warrants and covenants to each Underwriter as follows:

          (a)    The Underwriting Agreement.    This Agreement has been duly authorized, executed and delivered by or on behalf of such Selling Stockholder.

          (b)    The Custody Agreement and Power of Attorney.    Each of the (i) Custody Agreement signed by such Selling Stockholder and [            ], as custodian (the "Custodian"), relating to the deposit of the Shares to be sold by such Selling Stockholder (the "Custody Agreement") and (ii) Power of Attorney appointing certain individuals named therein as such Selling Stockholder's attorneys-in-fact (each, an "Attorney-in-Fact") to the extent set forth therein relating to the transactions contemplated hereby and by the Prospectus (the "Power of Attorney"), of such Selling Stockholder has been duly authorized, executed and delivered by such Selling Stockholder.

          (c)    Title to Shares to be Sold; All Authorizations Obtained.    Such Selling Stockholder has, and on the First Closing Date and the Subsequent Closing Date (as defined below) will have, valid title to, or a valid "security entitlement" within the meaning of Section 8-102(a)(17) of the New York Uniform Commercial Code (the "UCC") in respect of, the Shares which may be sold by such Selling Stockholder (free and clear of all security interests, adverse claims and liens) pursuant to this Agreement on such date and the legal right and power, and all authorizations and approvals required by law and under other organizational documents to enter into this Agreement and its Custody Agreement and Power of Attorney, to sell, transfer and deliver all of the Shares which may be sold by such Selling Stockholder pursuant to this Agreement and to comply with its other obligations hereunder and thereunder. Upon payment for the Shares to be sold by such Selling Stockholder pursuant to this Agreement, delivery of such Shares, as directed by the Underwriters, to Cede & Co. ("Cede") or such other nominee as may be designated by The Depository Trust Company ("DTC"), registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the UCC) to such Shares), (A) DTC shall be a "protected purchaser" of such Shares within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriters will acquire a valid security entitlement in respect of such Shares and (C) no action based on any "adverse claim," within the meaning of Section 8-102(a)(1) of the UCC, to such Shares may be asserted against the Underwriters with respect to such Shares.

          (d)    Delivery of the Shares to be Sold.    Delivery of the Shares which are sold by such Selling Stockholder pursuant to this Agreement will pass good and valid title to such Shares, free and clear of any security interest, mortgage, pledge, lien, encumbrance or other claim.

          (e)    Non-Contravention; No Further Authorizations or Approvals Required.    The execution and delivery by such Selling Stockholder of, and the performance by such Selling Stockholder of its obligations under, this Agreement, the Custody Agreement and the Power of Attorney will not contravene or conflict with, result in a breach of, or constitute a Default under, or require the consent of any other party to, the charter or by-laws, or other organizational documents of such Selling Stockholder or any other agreement or instrument to which such Selling Stockholder is a party or by which it is bound or under which it is entitled to any right or benefit, any provision of applicable law or any judgment, order, decree or regulation applicable to such Selling Stockholder of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over such Selling Stockholder. No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental authority or agency, is required for the consummation by such Selling Stockholder of the transactions contemplated in this Agreement, except such as have been obtained or made and are in full force and effect under the Securities Act, applicable state securities or blue sky laws and from the NASD.

          (f)    No Registration or Other Similar Rights.    Such Selling Stockholder does not have any registration or other similar rights to have any equity or debt securities registered for sale by the Company under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as are described in the Prospectus under "Shares Eligible for Future Sale."

          (g)    No Further Consents, etc.    Except for the (i) exercise by such Selling Stockholder of certain registration rights described in the Prospectus (which registration rights have been duly exercised pursuant thereto), (ii) consent of such Selling Stockholder to the respective number of Shares to be sold by all of the Selling Stockholders pursuant to this Agreement and (iii) waiver by certain other holders of Common Stock of certain registration rights pursuant to such registration rights, no consent, approval or waiver is required under any instrument or agreement to which such Selling Stockholder is a party or by which it is bound or under which it is entitled to any right or benefit, in connection with the offering, sale or purchase by the Underwriters of any of the Shares which may be sold by such Selling Stockholder under this Agreement or the consummation by such Selling Stockholder of any of the other transactions contemplated hereby.

          (h)    Disclosure Made by Such Selling Stockholder in the Prospectus.    All information furnished by or on behalf of such Selling Stockholder in writing expressly for use in the Registration Statement and Prospectus is, and on the First Closing Date and the Subsequent Closing Date will be, true, correct, and complete in all material respects, and does not, and on the First Closing Date and the Subsequent Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make such information not misleading. Such Selling Stockholder confirms as accurate the number of shares of Common Stock set forth opposite such Selling Stockholder's name in the Prospectus under the caption "Security Ownership of Certain Beneficial Owners and Management" (both prior to and after giving effect to the sale of the Shares).

          (i)    No Price Stabilization or Manipulation.    Such Selling Stockholder has not taken and will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of the Shares.

          (j)    Confirmation of Company Representations and Warranties.    Such Selling Stockholder has no reason to believe that the representations and warranties of the Company contained in Section 1(A) hereof are not true and correct, is familiar with the Registration Statement and the Prospectus and has no knowledge of any material fact, condition or information not disclosed in the Registration Statement or the Prospectus which has had or may have a Material Adverse Change and is not prompted to sell shares of Common Stock by any information concerning the Company which is not set forth in the Registration Statement and the Prospectus.

          (k)    Compliance with Registration Requirements.    Such Selling Stockholder has carefully examined the Registration Statement, the Preliminary Prospectus and the Prospectus and nothing has come to its attention which would lead it to believe that either the Registration Statement or any amendments thereto, at the time the Registration Statement or such amendments became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Preliminary Prospectus or the Prospectus, as of its date or at the First Closing Date or any Subsequent Closing Date, as the case may be, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

        Any certificate signed by or on behalf of any Selling Stockholder and delivered to the Representatives or to counsel for the Underwriters shall be deemed to be a representation and warranty by such Selling Stockholder to each Underwriter as to the matters covered thereby.

        Such Selling Stockholder acknowledges that the Underwriters and, for purposes of the opinion to be delivered pursuant to Section 5 hereof, counsel to the Company and counsel to the Underwriters, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

        Section 2.    Purchase, Sale and Delivery of the Shares.

        (a)    The Firm Shares.    Upon the terms herein set forth, (i) the Company agrees to issue and sell to the several Underwriters an aggregate of [    ] Firm Shares and (ii) each of the Selling Stockholders severally agrees to sell to the several Underwriters an aggregate of [    ] Firm Shares, each Selling Stockholder selling the number of Firm Shares set forth opposite such Selling Stockholder's name on Schedule B. On the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Underwriters agree, severally and not jointly, to purchase from the Company and the Selling Stockholders the respective number of Firm Shares set forth opposite their names on Schedule A. The purchase price per Firm Share to be paid by the several Underwriters to the Company and the Selling Stockholders shall be $[    ] per share.

        (b)    The First Closing Date.    Delivery of certificates for the Firm Shares to be purchased by the Underwriters and payment therefor shall be made at the offices of BAS, 9 West 57th Street New York, NY (or such other place as may be agreed to by the Company and the Representatives) at 9:00 a.m. New York time, on [                        ], 2005 or such other time and date not later than 1:30 p.m. New York time, ten business days following the original contemplated First Closing Date as the Representatives shall designate by notice to the Company (the time and date of such closing are called the "First Closing Date").

        (c)    The Optional Shares; the Subsequent Closing Date.    In addition, on the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Company and the Selling Stockholders hereby grant an option to the several Underwriters to purchase, severally and not jointly, up to an aggregate of [    ] Optional Shares from the Company and the Selling Stockholders at the purchase price per share to be paid by the Underwriters for the Firm Shares. The option granted hereunder may be exercised from time to time upon notice by the Representatives to the Company and the Selling Stockholders, which notice may be given at any time within 30 days from the date of this Agreement. Such notice shall set forth (i) the aggregate number of Optional Shares as to which the Underwriters are exercising the option, (ii) the names and denominations in which the certificates for the Optional Shares are to be registered and (iii) the time, date and place at which such certificates will be delivered (which time and date may be simultaneous with, but not earlier than, the First Closing Date; and in such case the term "First Closing Date" shall refer to the time and date of delivery of certificates for the Firm Shares and the Optional Shares). Such time and date of delivery, if subsequent to the First Closing Date, is called a "Subsequent Closing Date" and shall be determined by the Representatives and shall not be earlier than three nor later than five full business days after delivery of such notice of exercise. If any Optional Shares are to be purchased, (a) each Underwriter agrees, severally and not jointly, to purchase the number of Optional Shares (subject to such adjustments to eliminate fractional shares as the Representatives may determine) that bears the same proportion to the total number of Optional Shares to be purchased as the number of Firm Shares set forth on Schedule A opposite the name of such Underwriter bears to the total number of Firm Shares and (b) the Company and each Selling Stockholder agree, severally and not jointly, to sell the number of Optional Shares (subject to such adjustments to eliminate fractional shares as the Representatives may determine) that bears the same proportion to the total number of Optional Shares to be sold as the number of Optional Shares set forth in Schedule B opposite the name of such Selling Stockholder (or, in the case of the Company, as the number of Optional Shares to be sold by the Company as set forth in the paragraph "Introductory" of this Agreement) bears to the total number of Optional Shares. The Representatives may cancel the option at any time prior to its expiration by giving written notice of such cancellation to the Company and the Selling Stockholders.

        (d)    Public Offering of the Shares.    The Representatives hereby advise the Company and the Selling Stockholders that the Underwriters intend to offer for sale to the public, as described in the Prospectus, their respective portions of the Shares as soon after this Agreement has been executed and the Registration Statement has been declared effective as the Representatives, in their sole judgment, have determined is advisable and practicable.

        (e)    Payment for the Shares.    Payment for the Shares to be sold by the Company shall be made at the First Closing Date (and, if applicable, at any Subsequent Closing Date) by wire transfer of immediately available funds to the order of the Company. Payment for the Shares to be sold by the Selling Stockholders shall be made at the First Closing Date (and, if applicable, at any Subsequent Closing Date) by wire transfer of immediately available funds to the order of the Custodian.

        It is understood that the Representatives have been authorized, for their own account and the accounts of the several Underwriters, to accept delivery of and receipt for, and make payment of the purchase price for, the Firm Shares and any Optional Shares the Underwriters have agreed to purchase. BAS, Lehman Brothers and CIBC World Markets Corp., individually and not as the Representatives of the Underwriters, may (but shall not be obligated to) make payment for any Shares to be purchased by any Underwriter whose funds shall not have been received by the Representatives by the First Closing Date or the Subsequent Closing Date, as the case may be, for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

        Each Selling Stockholder hereby agrees that (i) it will pay all stock transfer taxes, stamp duties and other similar taxes, if any, payable upon the sale or delivery of the Shares to be sold by such Selling Stockholder to the several Underwriters, or otherwise in connection with the performance of such Selling Stockholder's obligations hereunder and (ii) the Custodian is authorized to deduct for such payment any such amounts from the proceeds to such Selling Stockholder hereunder and to hold such amounts for the account of such Selling Stockholder with the Custodian under the Custody Agreement.

        (f)    Delivery of the Shares.    Delivery of the Firm Shares and the Optional Shares shall be made through the facilities of DTC unless the Representatives shall otherwise instruct. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

        (g)    Delivery of Prospectus to the Underwriters.    Not later than 12:00 p.m. on the second business day following the date the Shares are first released by the Underwriters for sale to the public, the Company shall deliver or cause to be delivered, copies of the Prospectus in such quantities and at such places as the Representatives shall request.

        Section 3.    Additional Covenants.

        A.    Covenants of the Company.    The Company further covenants and agrees with each Underwriter as follows:

          (a)    Representatives' Review of Proposed Amendments and Supplements.    During such period beginning on the date hereof and ending on the later of the First Closing Date or such date, as in the opinion of counsel for the Underwriters, the Prospectus is no longer required by law to be delivered in connection with sales by an Underwriter or dealer (the "Prospectus Delivery Period"), prior to amending or supplementing the Registration Statement (including any registration statement filed under Rule 462(b) under the Securities Act) or the Prospectus (including any amendment or supplement through incorporation by reference of any report filed under the Exchange Act), the Company shall furnish to the Representatives for review a copy of each such proposed amendment or supplement, and the Company shall not file any such proposed amendment or supplement to which the Representatives reasonably object.

          (b)    Securities Act Compliance.    After the date of this Agreement, the Company shall promptly advise the Representatives in writing (i) of the receipt of any comments of, or requests for additional or supplemental information from, the Commission, (ii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to any Preliminary Prospectus or the Prospectus, (iii) of the time and date that any post-effective amendment to the Registration Statement becomes effective and (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or of any order preventing or suspending the use of any Preliminary Prospectus or the Prospectus, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Stock from any securities exchange upon which it is listed for trading or included or designated for quotation, or of the threatening or initiation of any proceedings for any of such purposes. If the Commission shall enter any such stop order at any time, the Company will use its best efforts to obtain the lifting of such order at the earliest possible moment. Additionally, the Company agrees that it shall comply with the provisions of Rules 424(b), 430A and 434, as applicable, under the Securities Act and will use its reasonable efforts to confirm that any filings made by the Company under such Rule 424(b) were received in a timely manner by the Commission.

          (c)    Amendments and Supplements to the Prospectus and Other Securities Act Matters.    If, during the Prospectus Delivery Period, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if in the opinion of the Representatives or counsel for the Underwriters it is otherwise necessary to amend or supplement the Prospectus to comply with law, the Company agrees to promptly prepare (subject to Section 3(A)(a) hereof), file with the Commission and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with law.

          (d)    Copies of any Amendments and Supplements to the Prospectus.    The Company agrees to furnish the Representatives, without charge, during the Prospectus Delivery Period, as many copies of the Prospectus and any amendments and supplements thereto as the Representatives may request.

          (e)    Blue Sky Compliance.    The Company shall cooperate with the Representatives and counsel for the Underwriters to qualify or register the Shares for sale under (or obtain exemptions from the application of) the state securities or blue sky laws or Canadian provincial Securities laws or other foreign laws of those jurisdictions designated by the Representatives, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any such jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation. The Company will advise the Representatives promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

          (f)    Use of Proceeds.    The Company shall apply the net proceeds from the sale of the Shares sold by it in the manner described under the caption "Use of Proceeds" in the Prospectus.

          (g)    Transfer Agent.    The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Common Stock.

          (h)    Earnings Statement.    As soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement (which need not be audited) covering the twelve-month period after the effective date of the Registration Statement that satisfies the provisions of Section 11(a) of the Securities Act.

          (i)    Periodic Reporting Obligations.    During the Prospectus Delivery Period the Company shall file, on a timely basis, with the Commission and the Nasdaq National Market all reports and documents required to be filed under the Exchange Act. Additionally, the Company shall report the use of proceeds from the issuance of the Shares as may be required under Rule 463 under the Securities Act.

          (j)    Company to Provide Interim Financial Statements.    Prior to the Closing Date, the Company will furnish the Underwriters, as soon as they have been prepared by or are available to the Company, a copy of any unaudited interim financial statements of the Company for any period subsequent to the period covered by the most recent financial statements appearing in the Registration Statement and the Prospectus.

          (k)    Agreement Not to Offer or Sell Additional Securities.    During the period commencing on the date hereof and ending on the 90th day following the date of the Prospectus, the Company will not, without the prior written consent of BAS (which consent may be withheld at the sole discretion of BAS), directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of Common Stock, options or warrants to acquire shares of the Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock (other than as contemplated by this Agreement with respect to the Shares); provided, however, that the Company may issue shares of its Common Stock or options to purchase its Common Stock, or Common Stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in the Prospectus, but only if the holders of such shares, options, or shares issued upon exercise of such options, agree in writing not to sell, offer, dispose of or otherwise transfer any such shares or options during such 90 day period without the prior written consent of BAS (which consent may be withheld at the sole discretion of BAS). Notwithstanding the foregoing, if (x) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or (y) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed in this clause shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

          (l)    Future Reports to the Representatives.    During the period of five years hereafter the Company will furnish to the Representatives at their respective addresses set forth in Section 13: (i) as soon as practicable after the end of each fiscal year, copies of the Annual Report of the Company containing the balance sheet of the Company as of the close of such fiscal year and statements of income, stockholders' equity and cash flows for the year then ended and the opinion thereon of the Company's independent public or certified public accountants; (ii) as soon as practicable after the filing thereof, copies of each proxy statement, Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other report filed by the Company with the Commission, the NASD or any securities exchange; and (iii) as soon as available, copies of any report or communication of the Company mailed generally to holders of its capital stock.

          (m)    Investment Limitation.    The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the Shares in such a manner as would require the Company or any of its subsidiaries to register as an investment company under the Investment Company Act.

          (n)    No Manipulation of Price.    The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

          (o)    Existing Lock-Up Agreement.    The Company will enforce all agreements between the Company and any of its security holders that prohibit the sale, transfer, assignment, pledge or hypothecation of any of the Company's securities in connection with the Company's offering. In addition, the Company will direct the transfer agent to place stop transfer restrictions upon any such securities of the Company that are bound by such existing "lock-up" agreements for the duration of the periods contemplated in such agreements.

          (p)    Press Release.    Prior to the First Closing Date, the Company will issue no press release or other communications directly or indirectly and hold no press conference with respect to the Company or any of its subsidiaries, the condition, financial or otherwise, or the earnings, business affairs or business prospects of any of them, or the offering of the Shares, without the prior written consent of the Representatives, unless in the judgment of the Company and its counsel, and after notification to the Representatives, such press release or communication is required by law.

          (q)    Company to Perform its Obligations.    The Company will use its best efforts to do and perform all things required to be done and performed by it under this Agreement, the New Credit Facility, the Dealer Manager Agreement, the tender offer and consent solicitation for the Notes and any other related agreements prior to or after the First Closing Date and the Subsequent Closing Date, if any, and to satisfy all conditions precedent on its part to the obligations of the Underwriters to purchase and accept delivery of the Shares.

          (r)    Listing.    The Shares have been approved for listing on the Nasdaq National Market.

          (s)    Compliance with Securities Law.    The Company will comply with all applicable securities and other laws, rules and regulations, including, without limitation, the Sarbanes-Oxley Act of 2002, and use its best efforts to cause the Company's directors and officers, in their capacities as such, to comply with such laws, rules and regulations, including, without limitation, the provisions of the Sarbanes-Oxley Act of 2002.

        B.    Covenants of the Selling Stockholders.    Each Selling Stockholder further covenants and agrees with each Underwriter:

          (a)    Agreement Not to Offer or Sell Additional Securities.    Such Selling Stockholder will not, without the prior written consent of BAS (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by such Selling Stockholder, or publicly announce such Selling Stockholder's intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 90 days after the date of the Prospectus. Notwithstanding the foregoing, if (x) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or (y) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed in this clause shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

          (b)    Delivery of Forms W-8 and W-9.    To deliver to the Representatives prior to the First Closing Date a properly completed and executed United States Treasury Department Form W-8 (if the Selling Stockholder is a non-United States person) or Form W-9 (if the Selling Stockholder is a United States Person).

        The Representatives, on behalf of the several Underwriters, may, in their sole discretion, waive in writing the performance by the Company or any Selling Stockholder of any one or more of the foregoing covenants or extend the time for their performance. Notwithstanding the foregoing, each of the Representatives agrees not to consent to any action proposed to be taken by the Company, any Selling Stockholder or any other holder of the Company's securities that would otherwise be prohibited by, or to waive compliance by the Company, any Selling Stockholder or any such other security holder with the provisions of, Section 3(A)(k) or 3(B)(a) above or any lock-up agreement delivered pursuant to Section 5(k) below without giving each of the other Representatives at least 17 days prior notice (or such shorter notice as each of the other Representatives may deem acceptable to permit compliance with applicable provisions of NASD Conduct Rule 2711(f) restricting publication and distribution of research and public appearances by research analysts before and after the expiration, waiver or termination of a lock-up agreement).

        Section 4.    Payment of Expenses.    The Company and the Selling Stockholders, jointly and severally, agree to pay in such proportions as they may agree upon among themselves all costs, fees and expenses incurred in connection with the performance of their obligations hereunder and in connection with the transactions contemplated hereby, including without limitation (i) all expenses incident to the issuance and delivery of the Shares (including all printing and engraving costs), (ii) all fees and expenses of the registrar and transfer agent of the Common Stock, (iii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares to the Underwriters, (iv) all fees and expenses of the Company's counsel, independent public or certified public accountants and other advisors, (v) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), each Preliminary Prospectus and the Prospectus, and all amendments and supplements thereto, and this Agreement, (vi) all filing fees, attorneys' fees and expenses incurred by the Company or the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or blue sky laws or the provincial securities laws of Canada, and, if requested by the Representatives, preparing and printing a "Blue Sky Survey" or memorandum, and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions, (vii) the filing fees incident to, and the reasonable fees and expenses of counsel for the Underwriters in connection with, the NASD's review and approval of the Underwriters' participation in the offering and distribution of the Shares, (viii) the fees and expenses associated with including the Shares on the Nasdaq National Market and (ix) all other fees, costs and expenses referred to in Item 13 of Part II of the Registration Statement. Except as provided in this Section 4, Section 6, Section 8 and Section 9 hereof, the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel.

        The Selling Stockholders further agree with each Underwriter to pay (directly or by reimbursement) all fees and expenses incident to the performance of their obligations under this Agreement which are not otherwise specifically provided for herein, including but not limited to (i) fees and expenses of counsel and other advisors for such Selling Stockholders, (ii) fees and expenses of the Custodian and (iii) expenses and taxes incident to the sale and delivery of the Shares to be sold by such Selling Stockholders to the Underwriters hereunder (which taxes, if any, may be deducted by the Custodian under the provisions of Section 2 of this Agreement).

        This Section 4 shall not affect or modify any separate, valid agreement relating to the allocation of payment of expenses between the Company, on the one hand, and the Selling Stockholders, on the other hand.

        Section 5.    Conditions of the Obligations of the Underwriters.    The obligations of the several Underwriters to purchase and pay for the Shares as provided herein on the First Closing Date and, with respect to the Optional Shares, any Subsequent Closing Date, shall be subject to the accuracy of the representations and warranties on the part of the Company and the Selling Stockholders set forth in Sections 1(A) and 1(B) hereof as of the date hereof and as of the First Closing Date as though then made and, with respect to the Optional Shares, as of the Subsequent Closing Date as though then made, to the timely performance by the Company and the Selling Stockholders of their respective covenants and other obligations hereunder, and to each of the following additional conditions:

          (a)    Accountants' Comfort Letter.    On the date hereof, the Representative shall have received from PricewaterhouseCoopers LLP, independent public or certified public accountants for the Company, a letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Representatives, containing statements and information of the type ordinarily included in accountant's "comfort letters" to underwriters, delivered according to Statement of Auditing Standards No. 72 (or any successor bulletin), with respect to the audited and unaudited financial statements and certain financial information contained in the Registration Statement and the Prospectus (and the Representatives shall have received an additional ten conformed copies of such accountants' letter for each of the several Underwriters).

          (b)    Compliance with Registration Requirements; No Stop Order; No Objection from NASD.    For the period from and after effectiveness of this Agreement and prior to the First Closing Date and, with respect to the Optional Shares, the Subsequent Closing Date:

              (i)  the Company shall have filed the Prospectus with the Commission (including the information required by Rule 430A under the Securities Act) in the manner and within the time period required by Rule 424(b) under the Securities Act; or the Company shall have filed a post-effective amendment to the Registration Statement containing the information required by such Rule 430A, and such post-effective amendment shall have become effective; or, if the Company elected to rely upon Rule 434 under the Securities Act and obtained the Representatives' consent thereto, the Company shall have filed a term sheet with the Commission in the manner and within the time period required by such Rule 424(b);

             (ii)  no stop order suspending the effectiveness of the Registration Statement, any Rule 462(b) Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the Commission; and

            (iii)  the NASD shall have raised no objection to the fairness and reasonableness of the underwriting terms and arrangements.

          (c)    No Material Adverse Change or Ratings Agency Change.    For the period from and after the date of this Agreement and prior to the First Closing Date and, with respect to the Optional Shares, the Subsequent Closing Date:

              (i)  in the judgment of the Representatives there shall not have occurred any Material Adverse Change;

             (ii)  there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded any securities of the Company or any of its subsidiaries by any "nationally recognized statistical rating organization" as such term is defined for purposes of Rule 436(g)(2) under the Securities Act; and

            (iii)  there shall not have been any change or decrease specified in the letter or letters referred to in paragraph (a) of this Section 5 which is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Registration Statement and the Prospectus.

          (d)    Opinion of Counsel for the Company.    On each of the First Closing Date and any Subsequent Closing Date the Representatives shall have received the favorable opinion of Kirkland & Ellis LLP, counsel for the Company, dated as of such Closing Date, the form of which is attached as Exhibit A (and the Representatives shall have received an additional ten conformed copies of such counsel's legal opinion for each of the several Underwriters).

          (e)    Opinion of Counsel for the Underwriters.    On each of the First Closing Date and any Subsequent Closing Date the Representatives shall have received the favorable opinion of Debevoise & Plimpton LLP, counsel for the Underwriters, dated as of such Closing Date, with respect to the validity of the Shares and other related matters as the Representatives reasonably may request, and such counsel shall have received such papers and information as they request to enable them to pass upon such matters (and the Representatives shall have received an additional ten conformed copies of such counsel's legal opinion for each of the several Underwriters).

          (f)    Officers' Certificate.    On each of the First Closing Date and any Subsequent Closing Date the Representatives shall have received a written certificate executed by the Chairman of the Board, Chief Executive Officer or President of the Company and the Chief Financial Officer or Chief Accounting Officer of the Company, dated as of such Closing Date, to the effect set forth in subsections (b)(ii) and (c)(ii) of this Section 5, and further to the effect that:

              (i)  for the period from and after the date of this Agreement and prior to such Closing Date, there has not occurred any Material Adverse Change;

             (ii)  the representations, warranties and covenants of the Company set forth in Section 1(A) of this Agreement are true and correct with the same force and effect as though expressly made on and as of such Closing Date;

            (iii)  the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date;

            (iv)  all filings required to have been made pursuant to Rule 424 or 430A under the Securities Act have been made; and

             (v)  they have carefully examined the Registration Statement and the Prospectus and, in their opinion, as of the effective date of the Registration Statement and as of the date of such certificate, the statements contained in the Registration Statement were true and correct, and such Registration Statement and Prospectus did not omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, and since the effective date of the Registration Statement, no event has occurred which should have been set forth in a supplement to or an amendment of the Prospectus which has not been so set forth in such supplement or amendment.

          (g)    Bring-down Comfort Letter.    On each of the First Closing Date and any Subsequent Closing Date the Representatives shall have received from PricewaterhouseCoopers LLP, independent public or certified public accountants for the Company, a letter dated such date, in form and substance satisfactory to the Representatives, to the effect that they reaffirm the statements made in the letter furnished by them pursuant to subsection (a) of this Section 5, except that the specified date referred to therein for the carrying out of procedures shall be no more than three business days prior to the First Closing Date or any Subsequent Closing Date, as the case may be (and the Representatives shall have received an additional ten conformed copies of such accountants' letter for each of the several Underwriters).

          (h)    Opinion of Counsel for the Selling Stockholders.    On each of the First Closing Date and any Subsequent Closing Date the Representatives shall have received the favorable opinion of [    ], counsel for the Selling Stockholders, dated as of such Closing Date, the form of which is attached as Exhibit B (and the Representatives shall have received an additional ten conformed copies of such counsel's legal opinion for each of the several Underwriters).

          (i)    Selling Stockholders' Certificate.    On each of the First Closing Date and any Subsequent Closing Date the Representatives shall receive a written certificate executed by the Attorney-in-Fact of each Selling Stockholder, dated as of such Closing Date, to the effect that:

              (i)  the representations, warranties and covenants of such Selling Stockholder set forth in Section 1(B) and Section 3(B) of this Agreement are true and correct with the same force and effect as though expressly made by such Selling Stockholder on and as of such Closing Date; and

             (ii)  such Selling Stockholder has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such Closing Date.

          (j)    Selling Stockholders' Documents.    On the date hereof, the Company and the Selling Stockholders shall have furnished for review by the Representatives copies of the Powers of Attorney and Custody Agreements executed by each of the Selling Stockholders and such further information, certificates and documents as the Representatives may reasonably request.

          (k)    Lock-Up Agreements.    On or prior to the date hereof, the Company shall have furnished to the Representatives an agreement in the form of Exhibit C hereto from each director, officer and each beneficial owner of Common Stock (other than the Selling Stockholders that are bound by the lock-up restrictions pursuant to Section 3(B)(a) above), and such agreement shall be in full force and effect on each of the First Closing Date and any Subsequent Closing Date.

          (l)    New Credit Facility.    The closing of the New Credit Facility shall have occurred.

          (m)    Tender Offer and Consent Solicitation; Supplemental Indenture.    The tender offer and consent solicitation for the Notes shall have been consummated and the supplemental indenture relating thereto shall have been duly executed.

          (n)    Listing.    The Shares have been approved for listing on the Nasdaq National Market.

          (o)    Additional Documents.    On or before each of the First Closing Date and any Subsequent Closing Date, the Representatives and counsel for the Underwriters shall have received such information, documents and opinions as they may reasonably require for the purposes of enabling them to pass upon the issuance and sale of the Shares as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

        If any condition specified in this Section 5 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Representatives by notice to the Company and the Selling Stockholders at any time on or prior to the First Closing Date and, with respect to the Optional Shares, at any time prior to the Subsequent Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 4, Section 6, Section 8 and Section 9 shall at all times be effective and shall survive such termination.

        Section 6.    Reimbursement of Underwriters' Expenses.    If this Agreement is terminated by the Representatives pursuant to Section 5, Section 7, Section 10, Section 11 or Section 17, or if the sale to the Underwriters of the Shares on the First Closing Date is not consummated because of any refusal, inability or failure on the part of the Company or the Selling Stockholders to perform any agreement herein or to comply with any provision hereof, the Company agrees to reimburse the Representatives and the other Underwriters (or such Underwriters as have terminated this Agreement with respect to themselves), severally, upon demand for all out-of-pocket expenses that shall have been reasonably incurred by the Representatives and the Underwriters in connection with the proposed purchase and the offering and sale of the Shares, including but not limited to fees and disbursements of counsel, printing expenses, travel expenses, postage, facsimile and telephone charges.

        Section 7.    Effectiveness of this Agreement.    This Agreement shall not become effective until the later of (i) the execution of this Agreement by the parties hereto and (ii) notification by the Commission to the Company and the Representatives of the effectiveness of the Registration Statement under the Securities Act.

        Prior to such effectiveness, this Agreement may be terminated by any party by notice to each of the other parties hereto, and any such termination shall be without liability on the part of (a) the Company or the Selling Stockholders to any Underwriter, except that the Company and the Selling Stockholders shall be obligated to reimburse the expenses of the Representatives and the Underwriters pursuant to Sections 4 and 6 hereof, (b) of any Underwriter to the Company or the Selling Stockholders, or (c) of any party hereto to any other party except that the provisions of Section 8 and Section 9 shall at all times be effective and shall survive such termination.

        Section 8.    Indemnification.

          (a)    Indemnification of the Underwriters.    The Company and each of the Selling Stockholders, jointly and severally, agree to indemnify and hold harmless each Underwriter, its officers and employees, and each person, if any, who controls any Underwriter within the meaning of the Securities Act and the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which such Underwriter or such controlling person may become subject, under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based (i) upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or any amendment thereto, including any information deemed to be a part thereof pursuant to Rule 430A or Rule 434 under the Securities Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) upon any untrue statement or alleged untrue statement of a material fact contained in any Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and to reimburse each Underwriter and each such controlling person for any and all expenses (including the fees and disbursements of counsel chosen by BAS) as such expenses are reasonably incurred by such Underwriter or such controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the indemnity agreement set forth in this paragraph shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company and the Selling Stockholders by the Representatives expressly for use in the Registration Statement, any Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto). The indemnity agreement set forth in this paragraph shall be in addition to any liabilities that the Company and the Selling Stockholders may otherwise have.

          (b)    Indemnification of the Company, its Directors and Officers and the Selling Stockholders.    Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement, the Selling Stockholders and each person, if any, who controls the Company or any Selling Stockholder within the meaning of the Securities Act or the Exchange Act, against any loss, claim, damage, liability or expense, as incurred, to which the Company, or any such director, officer, Selling Stockholder or controlling person may become subject, under the Securities Act, the Exchange Act, or other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Underwriter), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), or arises out of or is based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the Prospectus (or any amendment or supplement thereto), in reliance upon and in conformity with written information furnished to the Company and the Selling Stockholders by the Representatives expressly for use therein; and to reimburse the Company, or any such director, officer, Selling Stockholder or controlling person for any legal and other expense reasonably incurred by the Company, or any such director, officer, Selling Stockholder or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action. Each of the Company and the Selling Stockholders hereby acknowledges that the only information that the Underwriters have furnished to the Company expressly for use in the Registration Statement, any Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto) are the statements [to come]; and the Underwriters confirm that such statements are correct. The indemnity agreement set forth in this Section 8(b) shall be in addition to any liabilities that each Underwriter may otherwise have.

          (c)    Notifications and Other Indemnification Procedures.    Promptly after receipt by an indemnified party under this Section 8 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under this Section 8, notify the indemnifying party in writing of the commencement thereof, but the failure so to notify the indemnifying party (i) will not relieve it from liability under paragraph (a) or (b) above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any liability which it may have for contribution or any obligations to any indemnified party other than the indemnification obligation provided in paragraph (a) or (b) above. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party's election so to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 8 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel (together with local counsel), approved by the indemnifying party (BAS in the case of Section 8(b) and Section 9), representing the indemnified parties who are parties to such action) or (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party.

          (d)    Settlements.    The indemnifying party under this Section 8 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 8(c) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding.

        Section 9.    Contribution.    If the indemnification provided for in Section 8 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholders, on the one hand, and the Underwriters, on the other hand, from the offering of the Shares pursuant to this Agreement or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Selling Stockholders, on the one hand, and the Underwriters, on the other hand, in connection with the statements or omissions or inaccuracies in the representations and warranties herein which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Stockholders, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Shares pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Shares pursuant to this Agreement (before deducting expenses) received by the Company and the Selling Stockholders, and the total underwriting discount received by the Underwriters, in each case as set forth on the front cover page of the Prospectus (or, if Rule 434 under the Securities Act is used, the corresponding location on the term sheet) bear to the aggregate offering price of the Shares as set forth on such cover. The relative fault of the Company and the Selling Stockholders, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact or any such inaccurate or alleged inaccurate representation or warranty relates to information supplied by the Company or the Selling Stockholders, on the one hand, or the Underwriters, on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

        The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 8(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 8(c) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 9; provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 8(c) for purposes of indemnification.

        The Company, the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 9.

        Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter in connection with the Shares underwritten by it and distributed to the public. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations to contribute pursuant to this Section 9 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their names in Schedule A. For purposes of this Section 9, each officer and employee of an Underwriter and each person, if any, who controls an Underwriter within the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company with the meaning of the Securities Act and the Exchange Act shall have the same rights to contribution as the Company.

        Section 10.    Default of One or More of the Several Underwriters.    If, on the First Closing Date or the Subsequent Closing Date, as the case may be, any one or more of the several Underwriters shall fail or refuse to purchase Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated, severally, in the proportions that the number of Firm Shares set forth opposite their respective names on Schedule A bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representatives with the consent of the non-defaulting Underwriters, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the First Closing Date or the Subsequent Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares and the aggregate number of Shares with respect to which such default occurs exceeds 10% of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to the Representatives and the Company for the purchase of such Shares are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party except that the provisions of Section 4, Section 6, Section 8 and Section 9 shall at all times be effective and shall survive such termination. In any such case either the Representatives or the Company shall have the right to postpone the First Closing Date or the Subsequent Closing Date, as the case may be, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Prospectus or any other documents or arrangements may be effected.

        As used in this Agreement, the term "Underwriter" shall be deemed to include any person substituted for a defaulting Underwriter under this Section 10. Any action taken under this Section 10 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

        Section 11.    Termination of this Agreement.    Prior to the First Closing Date this Agreement may be terminated by the Representatives by notice given to the Company and the Selling Stockholders if at any time (i) trading or quotation in any of the Company's securities shall have been suspended or limited by the Commission or by the Nasdaq National Market, or trading in securities generally on either the Nasdaq Stock Market or the New York Stock Exchange shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission or the NASD; (ii) a general banking moratorium shall have been declared by any of federal, New York or Delaware authorities; (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity, or any change in the United States or international financial markets, or any substantial change or development involving a prospective substantial change in United States' or international political, financial or economic conditions, as in the judgment of the Representatives is material and adverse and makes it impracticable to market the Shares in the manner and on the terms described in the Prospectus or to enforce contracts for the sale of securities; or (iv) the Company shall have sustained a loss by strike, fire, flood, earthquake, accident or other calamity of such character as in the judgment of the Representatives may interfere materially with the conduct of the business and operations of the Company regardless of whether or not such loss shall have been insured. Any termination pursuant to this Section 11 shall be without liability on the part of (a) the Company or the Selling Stockholders to any Underwriter, except that the Company and the Selling Stockholders shall be obligated to reimburse the expenses of the Representatives and the Underwriters pursuant to Sections 4 and 6 hereof, or (b) any Underwriter to the Company or the Selling Stockholders.

        Section 12.    Representations and Indemnities to Survive Delivery.    The respective indemnities, agreements, representations, warranties and other statements of the Company, of its officers, of the Selling Stockholders and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or the Company or any of its or their partners, officers or directors or any controlling person, or the Selling Stockholders, as the case may be, and will survive delivery of and payment for the Shares sold hereunder and any termination of this Agreement.

        Section 13.    Notices.    All communications hereunder shall be in writing and shall be mailed, hand delivered or telecopied and confirmed to the parties hereto as follows:

        If to the Representatives:

  Banc of America Securities LLC
  9 West 57th Street
  New York, NY 10019
  Facsimile: (646) 313-4804
  Attention: Thomas M. Morrison

        and

  Lehman Brothers Inc.
  745 Seventh Avenue, 3rd Floor
  New York, NY 10019
  Facsimile: (212) 526-1244
  Attention: Liability Management Group

        and

  CIBC World Markets Corp.
  417 5th Avenue
  New York, NY 10016
  Facsimile: (212) 428-6260
  Attention: Legal Department

        with a copy to each of:

  Banc of America Securities LLC
  9 West 57th Street
  New York, NY 10019
  Facsimile: (704) 489-0753
  Attention: Raymond P. Ko, Esq.

        and

  Debevoise & Plimpton LLP
  919 Third Avenue
  New York, NY 10022
  Facsimile: (212) 909-6836
  Attention: Steven J. Slutzky, Esq.

        If to the Company:

  Synagro Technologies, Inc.
  1800 Bering Drive
  Suite 1000
  Houston, TX 77057
  Facsimile: (713) 369-1751
  Attention: Alvin L. Thomas, II, Esq.

        If to the Selling Stockholders:

  [Custodian]
  [address]
  Facsimile: [                        ]
  Attention: [                        ]

        Any party hereto may change the address for receipt of communications by giving written notice to the others.

        Section 14.    Successors.    This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 10 hereof, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 8 and Section 9, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term "successors" shall not include any purchaser of the Shares as such from any of the Underwriters merely by reason of such purchase.

        Section 15.    Partial Unenforceability.    The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

        Section 16.    Governing Law Provisions.    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN SUCH STATE.

        Section 17.    Failure of One or More of the Selling Stockholders to Sell and Deliver Shares.    If one or more of the Selling Stockholders shall fail to sell and deliver to the Underwriters the Shares to be sold and delivered by such Selling Stockholders at the First Closing Date pursuant to this Agreement, then the Underwriters may at their option, by written notice from the Representatives to the Company and the Selling Stockholders, either (i) terminate this Agreement without any liability on the part of any Underwriter or, except as provided in Sections 4, 6, 8 and 9 hereof, the Company or the Selling Stockholders, or (ii) purchase the shares which the Company and other Selling Stockholders have agreed to sell and deliver in accordance with the terms hereof. If one or more of the Selling Stockholders shall fail to sell and deliver to the Underwriters the Shares to be sold and delivered by such Selling Stockholders pursuant to this Agreement at the First Closing Date or the Subsequent Closing Date, then the Underwriters shall have the right, by written notice from the Representatives to the Company and the Selling Stockholders, to postpone the First Closing Date or any Subsequent Closing Date, as the case may be, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Prospectus or any other documents or arrangements may be effected.

        Section 18.    General Provisions.    This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

        Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 8 and the contribution provisions of Section 9, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of Sections 8 and 9 hereto fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, any Preliminary Prospectus and the Prospectus (and any amendments and supplements thereto), as required by the Securities Act and the Exchange Act.

        If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company and the Custodian the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,
SYNAGRO TECHNOLOGIES, INC.
By:

Name: Title:
[SELLING STOCKHOLDERS]
By:

Attorney-in-fact
The foregoing Underwriting Agreement is hereby confirmed and accepted by the Representatives as of the date first above written.
BANC OF AMERICA SECURITIES LLC LEHMAN BROTHERS INC. CIBC WORLD MARKETS CORP. Acting as Representatives of the several Underwriters named in the attached Schedule A.
By:	Banc of America Securities LLC
By:
Managing Director

SCHEDULE A

Underwriters	Number of Firm Shares to be Purchased
Banc of America Securities LLC	[	]
Lehman Brothers Inc.	[	]
CIBC World Markets Corp.	[	]
[ ]	[	]
Total	[	]

Schedule A-1

SCHEDULE B

Selling Stockholder	Number of Firm Shares to be Sold		Maximum Number of Optional Shares to be Sold
Selling Stockholder No. 1 [Address] Attention: [ ]	[	]	[	]
Selling Stockholder No. 2 [Address] Attention: [ ]	[	]	[	]
Selling Stockholder No. 3 [Address] Attention: [ ]	[	]	[	]
Selling Stockholder No. 4 [Address] Attention: [ ]	[	]	[	]
Total	[	]	[	]

Schedule B-1

EXHIBIT A

        Opinion of counsel for the Company to be delivered pursuant to Section 5(d) of the Underwriting Agreement.

        References to the Prospectus in this Exhibit A include any supplements thereto at the Closing Date.

        (i)    The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of its jurisdiction of incorporation.

        (ii)   The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under the Underwriting Agreement, the Dealer Manager Agreement and the New Credit Facility.

        (iii)  The Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except for such jurisdictions where the failure to so qualify or to be in good standing would not, individually or in the aggregate, result in a Material Adverse Change.

        (iv)  Each subsidiary of the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and, to the best knowledge of such counsel, is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except for such jurisdictions where the failure to so qualify or to be in good standing would not, individually or in the aggregate, result in a Material Adverse Change.

        (v)   All of the issued and outstanding capital stock of each such subsidiary of the Company has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or, to the best knowledge of such counsel, any pending or threatened claim.

        (vi)  The authorized, issued and outstanding capital stock of the Company (including the Common Stock) conform to the descriptions thereof set forth in the Prospectus. All of the outstanding shares of Common Stock (including the shares of Common Stock owned by Selling Stockholders) have been duly authorized and validly issued, are fully paid and nonassessable and, to the best of such counsel's knowledge, have been issued in compliance with the registration and qualification requirements of federal and state securities laws. The form of certificate used to evidence the Common Stock is in due and proper form and complies with all applicable requirements of the charter and by-laws of the Company and the General Corporation Law of the State of Delaware. The description of the Company's stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted and exercised thereunder, set forth in the Prospectus accurately and fairly presents the information required to be shown with respect to such plans, arrangements, options and rights.

        (vii) All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of the conversion of all of the Company's shares of preferred stock into shares of Common Stock and the consummation of the tender offer and consent solicitation for the Notes.

        (viii) No stockholder of the Company or any other person has any preemptive right, right of first refusal or other similar right to subscribe for or purchase securities of the Company arising (i) by

Exhibit A-1

operation of the charter or by-laws of the Company or the General Corporation Law of the State of Delaware or (ii) to the best knowledge of such counsel, otherwise.

        (ix)  The Underwriting Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company.

        (x)   The Dealer Manager Agreement has been duly authorized, executed and delivered by the Company.

        (xi)  The Shares to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale pursuant to the Underwriting Agreement and, when issued and delivered by the Company pursuant to the Underwriting Agreement against payment of the consideration set forth therein, will be validly issued, fully paid and nonassessable.

        (xii) The Registration Statement and the Rule 462(b) Registration Statement, if any, has been declared effective by the Commission under the Securities Act. To the best knowledge of such counsel, no stop order suspending the effectiveness of either of the Registration Statement or the Rule 462(b) Registration Statement, if any, has been issued under the Securities Act and no proceedings for such purpose have been instituted or are pending or are contemplated or threatened by the Commission. Any required filing of the Prospectus and any supplement thereto pursuant to Rule 424(b) under the Securities Act has been made in the manner and within the time period required by such Rule 424(b).

        (xiii) The Registration Statement, including any Rule 462(b) Registration Statement, the Prospectus, including any document incorporated by reference therein, and each amendment or supplement to the Registration Statement and the Prospectus, including any document incorporated by reference therein, as of their respective effective or issue dates (other than the financial statements and supporting schedules included or incorporated by reference therein or in exhibits to or excluded from the Registration Statement, as to which no opinion need be rendered) comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

        (xiv) The Shares have been approved for listing on the Nasdaq National Market.

        (xv) The statements (i) in the Prospectus under the captions "Summary—The Transactions," "Summary—The Offering," "Risk Factors—Risks Relating to the Offering," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," "Business—Industry Overview," "Business—Federal, State and Local Government Regulation," "Business—Permitting Process," "Business—Patents and Proprietary Rights," "Business—Legal Proceedings," "Management—Employment Agreements," "Certain Relationships and Related Transactions," "Description of Certain Indebtedness," "Description of Capital Stock," "Shares Eligible for Future Sale," "Material United States Federal Income Tax Considerations" and "Underwriting" and (ii) in Item 14 and Item 15 of the Registration Statement, insofar as such statements constitute matters of law, summaries of legal matters, the Company's charter or by-law provisions, documents or legal proceedings, or legal conclusions, has been reviewed by such counsel and fairly present and summarize, in all material respects, the matters referred to therein.

        (xvi) To the best knowledge of such counsel, there are no legal or governmental actions, suits or proceedings pending or threatened which are required to be disclosed in the Registration Statement, other than those disclosed therein.

        (xvii) To the best knowledge of such counsel, there are no Existing Instruments required to be described or referred to in the Registration Statement or to be filed as exhibits thereto other than those described or referred to therein or filed or incorporated by reference as exhibits thereto; and the descriptions thereof and references thereto are correct in all material respects.

        (xviii) No consent, approval, authorization or other order of, or registration or filing with, any court or other governmental authority or agency, is required for the Company's execution, delivery and

Exhibit A-2

performance of the Underwriting Agreement, the Dealer Manager Agreement and the New Credit Facility and consummation of the transactions contemplated thereby and by the Prospectus (including, without limitation, the conversion of all of the Company's shares of preferred stock into shares of Common Stock and the consummation of the tender offer and consent solicitation for the Notes), except as required under the Securities Act, applicable state securities or blue sky laws and from the NASD.

        (xix) The execution and delivery of the Underwriting Agreement, the Dealer Manager Agreement and the New Credit Facility by the Company and the performance by the Company of its obligations contemplated thereunder (other than performance by the Company of its obligations under the indemnification section of the Underwriting Agreement, as to which no opinion need be rendered) and by the Prospectus (including, without limitation, the conversion of all of the Company's shares of preferred stock into shares of Common Stock and the consummation of the tender offer and consent solicitation for the Notes) (i) have been duly authorized by all necessary corporate action on the part of the Company; (ii) will not result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary; (iii) will not constitute a breach of, or Default or a Debt Repayment Triggering Event under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (A) the Notes and the Indenture, or (B) to the best knowledge of such counsel, any other material Existing Instrument; or (iv) to the best knowledge of such counsel, will not result in any violation of any law, administrative regulation or administrative or court decree applicable to the Company or any subsidiary.

        (xx) The Company is not, and after receipt of payment for the Shares and consummation of the transactions as described in the Prospectus under "Summary—The Transactions" will not be, an "investment company" within the meaning of Investment Company Act.

        (xxi) Except as disclosed in the Prospectus under the caption "Shares Eligible for Future Sale," to the best knowledge of such counsel, there are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by the Underwriting Agreement, other than the Selling Stockholders, except for such rights as have been duly waived.

        (xxii) To the best knowledge of such counsel, neither the Company nor any subsidiary is in violation of its charter or by-laws or any law, administrative regulation or administrative or court decree applicable to the Company or any subsidiary or is in Default in the performance or observance of any obligation, agreement, covenant or condition contained in any material Existing Instrument, except in each such case for such violations or Defaults as would not, individually or in the aggregate, result in a Material Adverse Change.

        (xxiii) There are no statutes or regulations that are required to be described in the Prospectus that are not described as required.

        (xxiv) All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of the Underwriting Agreement, the Dealer Manager Agreement, the New Credit Facility, the issuance and sale of the Shares, the conversion of all of the Company's shares of preferred stock into shares of Common Stock and the consummation of the tender offer and consent solicitation for the Notes.

        (xxv) The Shares conform in all material respects to the descriptions thereof contained in the Registration Statement and the Prospectus.

        (xxvi) The Company and each of the subsidiaries owns, licenses, or otherwise has rights in all Unites States and foreign patents, trademarks, service marks, tradenames, copyrights, trade secrets and other proprietary rights necessary for the conduct of its respective business as currently carried on and as proposed to be carried on as described in the Registration Statement and the Prospectus

Exhibit A-3

(collectively and together with any applications or registrations for the foregoing, the "Intellectual Property"). Except as specifically described in the Registration Statement or the Prospectus, (A) no third parties have obtained rights to any such Intellectual Property from the Company, other than licenses granted in the ordinary course and those that could not have a Material Adverse Change; (B) to the Company's knowledge, there is no infringement or misappropriation by third parties of any such Intellectual Property; (C) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the Company's or any subsidiary's rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a basis for any such claim; (D) there is no pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others challenging the validity, enforceability, or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a basis for any such claim; (E) there is no prior, pending or, to the Company's knowledge, threatened action, suit, proceeding or claim by others that the Company, any of the subsidiaries, or any of the Company's or the subsidiaries' products, product candidates, or services infringes, misappropriates, or otherwise violates, or would infringe upon, misappropriate or otherwise violate the development or commercialization of its products, product candidates, or services described in the Prospectus, any patent, trademark, copyright, trade secret or other proprietary right of others, and the Company is unaware of any facts which would form a basis for any such claim; (F) to the Company's knowledge there is no patent or patent application that contains claims that cover or may cover any Intellectual Property described in the Prospectus as being owned by or licensed to the Company or any of the subsidiaries or that is necessary for the conduct of their businesses as currently or contemplated to be conducted or that interferes with the issued or pending claims of any such Intellectual Property; (G) there is no prior art or public or commercial activity of which the Company is aware that may render any patent held by the Company or any of the subsidiaries invalid or any patent application held by the Company or any of the subsidiaries unpatentable which has not been disclosed to the U.S. Patent and Trademark Office; and (H) neither Company nor the subsidiaries have committed any act or omitted to undertake any act the effect of such commission or omission would render the Intellectual Property invalid or unenforceable in whole or in part.

        (xxvii) The Company and each of its subsidiaries has all material licenses, certifications, permits, franchises, approvals, clearances and other regulatory authorizations ("Permits") from governmental authorities as are necessary to conduct its businesses as currently conducted and to own, lease and operate its properties in the manner described in the Prospectus. There is no claim, proceeding or controversy, pending or, to the knowledge of the Company or any of the subsidiaries, threatened, involving the status of or sanctions under any of the Permits. The Company and each of the subsidiaries has fulfilled and performed all of its material obligations with respect to the Permits, and no event has occurred which allows, or after notice or lapse of time would allow, the revocation, termination, modification or other impairment of the rights of the Company or any of the subsidiaries under such Permit. None of the Permits contains any restriction that is materially burdensome on the Company or any of the subsidiaries.

        In addition, such counsel shall state that they have participated in conferences with officers and other representatives of the Company, representatives of the independent public or certified public accountants for the Company and with representatives of the Underwriters at which the contents of the Registration Statement and the Prospectus, and any supplements or amendments thereto, and related matters were discussed and, although such counsel is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus (other than as specified above), and any supplements or amendments thereto, on the basis of the foregoing, nothing has come to their attention which would lead them to believe that either the Registration Statement or any amendments thereto, at the time the Registration Statement or such amendments became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements

Exhibit A-4

therein not misleading or that the Prospectus, as of its date or at the First Closing Date or the Subsequent Closing Date, as the case may be, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that such counsel need express no belief as to the financial statements or schedules or other financial or statistical data derived therefrom, included or incorporated by reference in the Registration Statement or the Prospectus or any amendments or supplements thereto).

        In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the General Corporation Law of the State of Delaware or the federal law of the United States, to the extent they deem proper and specified in such opinion, upon the opinion (which shall be dated the First Closing Date or the Subsequent Closing Date, as the case may be, shall be satisfactory in form and substance to the Underwriters, shall expressly state that the Underwriters may rely on such opinion as if it were addressed to them and shall be furnished to the Representatives) of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters; provided, however, that such counsel shall further state that they believe that they and the Underwriters are justified in relying upon such opinion of other counsel, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

Exhibit A-5

EXHIBIT B

        The opinion of such counsel pursuant to Section 5(h) shall be rendered to the Representatives at the request of the Company and shall so state therein.

        References to the Prospectus in this Exhibit B include any supplements thereto at the Closing Date.

        (xxviii) The Underwriting Agreement has been duly authorized, executed and delivered by or on behalf of, and is a valid and binding agreement of, such Selling Stockholder, enforceable in accordance with its terms, except as rights to indemnification thereunder may be limited by applicable law and except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

        (xxix) The execution and delivery by such Selling Stockholder of, and the performance by such Selling Stockholder of its obligations under, the Underwriting Agreement and its Custody Agreement and its Power of Attorney will not contravene or conflict with, result in a breach of, or constitute a default under, the charter or by-laws, partnership agreement, trust agreement or other organizational documents, as the case may be, of such Selling Stockholder, or, to the best of such counsel's knowledge, violate or contravene any provision of applicable law or regulation, or violate, result in a breach of or constitute a default under the terms of any other agreement or instrument to which such Selling Stockholder is a party or by which it is bound, or any judgment, order or decree applicable to such Selling Stockholder of any court, regulatory body, administrative agency, governmental body or arbitrator having jurisdiction over such Selling Stockholder.

        (xxx) Such Selling Stockholder has good and valid title to all of the Shares which may be sold by such Selling Stockholder under the Underwriting Agreement and has the legal right and power, and all authorizations and approvals required under its charter and by-laws, or other organizational documents, as the case may be, to enter into the Underwriting Agreement and its Custody Agreement and its Power of Attorney, to sell, transfer and deliver all of the Shares which may be sold by such Selling Stockholder under the Underwriting Agreement and to comply with its other obligations under the Underwriting Agreement, its Custody Agreement and its Power of Attorney.

        (xxxi) Each of the Custody Agreement and Power of Attorney of such Selling Stockholder has been duly authorized, executed and delivered by such Selling Stockholder and is a valid and binding agreement of such Selling Stockholder, enforceable in accordance with its terms, except as rights to indemnification thereunder may be limited by applicable law and except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles.

        (xxxii) Upon payment for the Shares to be sold by such Selling Stockholder pursuant to the Underwriting Agreement, delivery of such Shares, as directed by the Underwriters, to Cede & Co. ("Cede") or such other nominee as may be designated by The Depository Trust Company ("DTC"), registration of such Shares in the name of Cede or such other nominee and the crediting of such Shares on the books of DTC to securities accounts of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any adverse claim (within the meaning of Section 8-105 of the UCC) to such Shares), (A) DTC shall be a "protected purchaser" of such Shares within the meaning of Section 8-303 of the UCC, (B) under Section 8-501 of the UCC, the Underwriters will acquire a valid security entitlement in respect of such Shares and (C) no action based on any "adverse claim," within the meaning of Section 8-102(a)(1) of the UCC, to such Shares may be asserted against the Underwriters with respect to such Shares.

Exhibit B-1

        (xxxiii) To the best of such counsel's knowledge, no consent, approval, authorization or other order of, or registration or filing with, any court or governmental authority or agency, is required for the consummation by such Selling Stockholder of the transactions contemplated in the Underwriting Agreement, except as required under the Securities Act, applicable state securities or blue sky laws, and from the NASD.

        In rendering such opinion, such counsel may rely (A) as to matters involving the application of laws of any jurisdiction other than the General Corporation Law of the State of Delaware or the federal law of the United States, to the extent they deem proper and specified in such opinion, upon the opinion (which shall be dated the First Closing Date or the Subsequent Closing Date, as the case may be, shall be satisfactory in form and substance to the Underwriters, shall expressly state that the Underwriters may rely on such opinion as if it were addressed to them and shall be furnished to the Representatives) of other counsel of good standing whom they believe to be reliable and who are satisfactory to counsel for the Underwriters; provided, however, that such counsel shall further state that they believe that they and the Underwriters are justified in relying upon such opinion of other counsel, and (B) as to matters of fact, to the extent they deem proper, on certificates of the Selling Stockholders and public officials.

Exhibit B-2

EXHIBIT C

[                        ], 2005

Banc of America Securities LLC
Lehman Brothers Inc.
CIBC World Markets Corp.
    As Representatives of the Several Underwriters

c/o Banc of America Securities LLC
9 West 57th Street
New York, NY 10019

Re:
Synagro Technologies, Inc. (the "Company")

Ladies and Gentlemen:

        The undersigned is an owner of record or beneficially of certain shares of Common Stock of the Company ("Common Stock") or securities convertible into or exchangeable or exercisable for Common Stock. The Company proposes to carry out an offering of Common Stock (the "Offering") for which you will act as the representatives of the underwriters. The undersigned recognizes that the Offering will be of benefit to the undersigned and will benefit the Company by, among other things, raising additional capital for its operations. The undersigned acknowledges that you and the other underwriters are relying on the representations and agreements of the undersigned contained in this letter in carrying out the Offering and in entering into underwriting arrangements with the Company with respect to the Offering.

        In consideration of the foregoing, the undersigned hereby agrees that the undersigned will not, (and will cause any spouse or immediate family member of the spouse or the undersigned living in the undersigned's household not to), without the prior written consent of Banc of America Securities LLC (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, for a period commencing on the date hereof and continuing through the close of trading on the date 90 days after the date of the Prospectus. If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock held by the undersigned except in compliance with the foregoing restrictions.

        With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of any Common Stock owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.

Exhibit C-1

        This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned.

Printed Name of Holder
By:
Signature
Printed Name of Person Signing
(and indicate capacity of person signing if signing as custodian, trustee, or on behalf of an entity)

Exhibit C-2